Prospectus Supplement to Prospectus dated February 17, 2011

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-170923

REPUBLIC OF HUNGARY

US$500,000,000 7.625% Notes due 2041

The US$500,000,000 7.625% Notes due 2041 (the “Notes”) bear interest at the rate of 7.625% per year, accruing from March 29, 2011. Interest on the Notes is payable on March 29 and September 29 of each year, beginning on September 29, 2011. The Notes will mature on March 29, 2041. The Notes are not redeemable prior to maturity. The Notes will constitute direct, unconditional, unsecured and general obligations of the Republic of Hungary (the “Republic”, “Hungary” or “we”). The Notes will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Republic. The full faith and credit of the Republic will be pledged for the due and punctual payment of all principal and interest on the Notes.

The Notes contain “collective action clauses” that permit the Republic, with the consent of the holders of 75% of the principal amount of the Notes, to amend the terms of the Notes (including the principal amount, currency of payment, maturity and all other terms) or to exchange them for other securities.

We are offering the Notes globally for sale in the United States and elsewhere where such offer and sale is permitted. Application will be made to list and trade the Notes on the London Stock Exchange in accordance with its rules.

As of their issuance, the Notes will be a further issuance of, will be fully fungible with, rank equally with, and form a single issue and series with, the Republic’s US$750,000,000 7.625% Notes due 2041 which were issued on March 29, 2011. The total principal amount of the previously issued notes and the notes now being issued will be US$1,250,000,000.

Investing in the Notes involves risks. See “Risk Factors” beginning on page S-8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

This Prospectus Supplement and the Prospectus do not comprise prospectuses for the purposes of Directive 2003/71/EC (the “Prospectus Directive”). The Republic is exempt from the obligation to comply with the Prospectus Directive as it is a sovereign member state of the European Union.

	Per Note	Total

Public Offering Price(1)	104.417%	$522,085,000
Underwriting Discount	0.25%	$1,250,000
Proceeds, before expenses, to the Republic	104.167%	$520,835,000

(1)	Plus accrued and unpaid interest, from and including March 29, 2011 but excluding the delivery date, in the amount of $1,270,833.33. Purchasers of the Notes will be entitled to receive the semi-annual regular interest payment on September 29, 2011.

The underwriters expect to deliver the Notes to purchasers on or about April 11, 2011 only in book-entry form through the facilities of The Depository Trust Company (“DTC”) and its direct and indirect participants, including, Euroclear Bank S.A./N.V (“Euroclear”) and/or Clearstream Banking, S.A. (“Clearstream”).

Joint Book-Running Managers

Deutsche Bank Securities	BNP PARIBAS	Citi

The date of this Prospectus Supplement is April 6, 2011

INTRODUCTION

This Prospectus Supplement supplements the attached Prospectus relating to the debt securities of the Republic. You should read this Prospectus Supplement along with the attached Prospectus. Both documents contain information you should consider when making your investment decision. Certain other documents are incorporated by reference into this Prospectus Supplement and the Prospectus. If the information in this Prospectus Supplement differs from the information contained in the Prospectus or any document that is incorporated by reference, you should rely on the information in this Prospectus Supplement.

Official economic data in this Prospectus Supplement, the accompanying Prospectus and any documents incorporated by reference may not be directly comparable with data produced by other sources. Although a range of government ministries, including the Ministry for National Economy, Magyar Nemzeti Bank (the “National Bank of Hungary” or “NBH”) and the Central Statistical Office, produce statistics on the Republic and its economy, there can be no assurance that these statistics are comparable with those compiled by other bodies, or in other countries, which may use different methodologies. Prospective investors in the Notes should be aware that figures relating to the Republic’s Gross Domestic Product (“GDP”) and many other aggregate figures cited in this Prospectus Supplement, the accompanying Prospectus and documents incorporated by reference have been prepared in accordance with European Union standards and may differ from figures prepared by international bodies, such as the International Monetary Fund, which use a different methodology. The existence of an unofficial or unobserved economy may affect the accuracy and reliability of statistical information. Prospective investors should be aware that none of the statistical information in this Prospectus Supplement, the accompanying Prospectus and documents incorporated by reference has been independently verified.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement and the accompanying Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Republic or the underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to buy or a solicitation of an offer to sell any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any exchange, purchase or sale made hereunder shall, under any circumstances, create any implication that the information in this Prospectus Supplement and the accompanying Prospectus is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Republic since such date.

The Republic accepts responsibility for the information it has provided in this Prospectus Supplement and the accompanying Prospectus and, after having taken all reasonable care and to the best of its knowledge, confirms that:

•	the information contained in this Prospectus Supplement and the Prospectus is true and correct in all material respects and is not misleading, and

•	it has not omitted other facts the omission of which makes this Prospectus Supplement and the Prospectus as a whole misleading.

The Notes are debt securities of the Republic, which are being offered globally for sale in the United States and elsewhere where such offer and sale is permitted. Offers and sales of the Notes in the United States are being made pursuant to a registration statement on Schedule B that we filed with the U.S. Securities and Exchange Commission (the “Commission”) under the U.S. Securities Act of 1933, as amended. This Prospectus Supplement and the Prospectus are part of the registration statement. The Prospectus provides you with a general description of

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the securities that the Republic may offer, and this Prospectus Supplement contains specific information about the terms of the Notes. This document also adds, updates or changes information provided or incorporated by reference in the Prospectus. Consequently, before you decide to participate in the offering, you should read this Prospectus Supplement together with the Prospectus as well as the documents incorporated by reference in the Prospectus Supplement and Prospectus.

A decision to participate or not participate in the offering will involve certain risks. It is important that you read “Risk Factors” beginning on page S-8 of this Prospectus Supplement.

None of this Prospectus Supplement, the Prospectus nor any document incorporated herein or therein by reference is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any of the Republic or the underwriters that any recipient of this Prospectus Supplement, the Prospectus or any document incorporated by reference should purchase Notes.

You must comply with all laws that apply to you in any place in which you possess this Prospectus Supplement and the accompanying Prospectus. You must also obtain any consents or approvals that you need in order to purchase Notes. Neither the Republic nor the underwriters are responsible for your compliance with these legal requirements. It is important that you read “Underwriting—Notice to Investors” beginning on page S-44 of this Prospectus Supplement.

The Republic has prepared this Prospectus Supplement and the accompanying Prospectus and is responsible for their contents. You are responsible for making your own examination of the Republic and your own assessment of the merits and risks of purchasing Notes pursuant to the offering. By purchasing Notes, you will be deemed to have acknowledged that:

•	you have reviewed the offering;

•	you have had an opportunity to request and review any additional information that you may need; and

•	the underwriters are not responsible for, and are not making any representation to you concerning, the accuracy or completeness of the offering.

Data and descriptions in this Prospectus Supplement relating to legal, business, tax or other issues are for informational purposes only and thus the Republic and the underwriters are not providing you with any legal, business, tax or other advice in the offering. You should consult with your own advisors as needed to assist you in making your investment decision and to advise you whether you are legally permitted to purchase Notes. We cannot guarantee that the application to the London Stock Exchange for listing of the Notes will be approved, and settlement of the Notes is not conditioned on obtaining this listing.

As used in this Prospectus Supplement, “business day” means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or London.

In this Prospectus Supplement, all amounts are expressed in Hungarian forints (“HUF”), Euros (“€” or “EUR”), Special Drawing Rights (“SDR”) or U.S. dollars (“USD”, “US$”, “$”), except as otherwise specified.

The Republic is a foreign sovereign government. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against the Republic. The Republic will irrevocably submit to the jurisdiction of the Federal and State courts in The City of New York, and will irrevocably waive immunity from the jurisdiction (including sovereign immunity but not any immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action

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arising out of or based upon the Notes brought by any holder of Notes. In the event investors attempt to enforce a judgment against the Republic by attempting to attach assets located outside the Republic, such assets may be immune from attachment notwithstanding the Republic’s waiver of sovereign immunity. Furthermore, the Republic will not agree to waive its right to sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 (the “Immunities Act”) with regard to actions brought against it under United States federal securities laws or any state securities laws, or against present or future “premises of the mission” as defined in the Vienna Convention on Diplomatic Relations signed in 1961, “consular premises” as defined in the Vienna Convention on Consular Relations signed in 1963, any other property or assets used solely or mainly for official state purposes in the Republic or elsewhere and/or military property or military assets or property or assets of the Republic related thereto. In the absence of a waiver of immunity by the Republic with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against the Republic unless a court were to determine that the Republic is not entitled under the Immunities Act to sovereign immunity with respect to such action. See also “Enforcement of Judgments” and “Description of the Debt Securities—Governing Law” in the Prospectus.

In connection with the issue of the Notes, the underwriters or any person acting for the underwriters may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However there is no assurance that the underwriters (or any person acting on behalf of the underwriters) will undertake such stabilizing action. Any stabilizing action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Notes is made and, if begun, may be ended at any time, but it must end at no later than the earlier of 30 days after the issue of the Notes and 60 days after the date of allotment of the Notes.

The distribution of this Prospectus Supplement and the accompanying Prospectus and the offering of the Notes in certain jurisdictions is restricted by law. Persons who acquire this Prospectus Supplement and the accompanying Prospectus are required by the Republic and the underwriters to inform themselves about, and to observe, any such restrictions. See “Underwriting—Notice to Investors” in this Prospectus Supplement.

FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the Prospectus and the documents incorporated by reference in this Prospectus Supplement and the Prospectus include or may include forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended. All statements other than statements of historical facts included in this Prospectus Supplement, the Prospectus and any document incorporated by reference in this Prospectus Supplement and the Prospectus regarding (among other things) the Republic’s economy, fiscal condition, politics, debt or prospects, may constitute forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “could,” “should,” “would” or similar terminology. Such statements include, but are not limited to, statements in this Prospectus Supplement, the Prospectus and documents incorporated by reference which refer to:

•	expected budget amounts for any future fiscal year of the Republic;

•	estimated future budget results;

•	estimated future macroeconomic indicators;

•	expected expenditure cuts for 2011 and 2012;

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•	the 2011 financing plan;

•	future privatizations and revenues from them;

•	future development of the current account, inflation and exchange rates;

•	future GDP growth or contraction, as applicable;

•	the financial sector

•	future development and sustainability of health care and pension systems;

•	foreign direct investment (“FDI”) in 2011 and 2012;

•	the Convergence Programme, future participation of Hungary in the European exchange rate mechanics (ERM II), and the future introduction of the Euro as the official Hungarian currency;

•	the Structural Reform Plan; and

•	expected future payments on public debt.

By their nature, forward-looking statements involve risk and uncertainty, and other factors described in the context of such forward-looking statements could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although the Republic believes that expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to have been correct.

DOCUMENTS INCORPORATED BY REFERENCE

The Republic files Annual Reports on Form 18-K with the Commission on a voluntary basis. The Republic’s Annual Report, on Form 18-K for the fiscal year ended December 31, 2009, as amended by amendments filed with the Commission on February 4, 2011 and April 5, 2011 on Form 18-K/A and as further amended from time to time (the “Annual Report”), is hereby incorporated by reference into this Prospectus Supplement. Any statement or financial data in the Annual Report will be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement or financial data contained in this Prospectus Supplement modify or supersede such statement or financial data in the Annual Report.

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SUMMARY

This summary should be read as an introduction to this Prospectus Supplement and the accompanying Prospectus. Any decision to invest in the Notes by an investor should be based on consideration of this Prospectus Supplement and the accompanying Prospectus as a whole.

The Issuer

Overview

Hungary lies in Central Europe and covers an area of approximately 93,000 square kilometers. Hungary is bordered by seven countries: Slovakia and Ukraine to the north, Romania to the east, Serbia and Croatia to the south, and Slovenia and Austria to the west. The Danube River crosses Hungary, connecting the country with ports on the Black Sea. Hungary has historically been a nexus of social and cultural life and a trade link between Eastern and Western Europe. Hungary’s capital is Budapest.

Currently, the population of Hungary is approximately 10.0 million. Approximately 66% of the population lives in urban areas and approximately 1.7 million live in Budapest, which is the political, administrative, cultural and commercial center of Hungary. While approximately 97% of the population is Magyar, there are minorities of Croat, German, Roma, Romanian, Serb and Slovak ethnicity.

Government

Hungary is a republic with a representative form of government. In 1989, the current Constitution was adopted, instituting a multi-party democratic government, making it one of the first formerly communist countries in Central and Eastern Europe to undertake democratic reform. On March 11, 2011, the Government presented to Parliament its draft of a new Constitution for the Republic. See “Recent Developments—General Recent Developments.”

The President of the Republic is the head of the state, elected by Parliament for a term of five years. The President may, but need not, be elected from the members of Parliament (but cannot be both President and a member of Parliament at the same time). The President may only be re-elected once. The President’s authority is limited. Most of the actions taken by the President require the countersignature of the Prime Minister or the appropriate minister.

The government of Hungary (the “Government”) consists of the Prime Minister and other ministers forming the Cabinet (currently 9 ministers). The Government is charged with the executive function of the Republic and with proposing legislation to Parliament. The Prime Minister and the Government’s program are approved by a simple majority vote of Parliament. The Prime Minister is nominated by the President of the Republic and elected by Parliament to serve for four years. If the Prime Minister loses his/her office for any reason, such as resignation, death or removal through a no-confidence vote, and, therefore, the Government loses its mandate, a new Prime Minister will be elected by the Parliament with a mandate that expires after the next general election. The other ministers are nominated by the Prime Minister and appointed and removed by the President.

The single-chamber Hungarian Parliament is the country’s supreme legislative body. The Parliament elects the President, the Prime Minister, the members of the Constitutional Court, the President and Vice-Presidents of the State Audit Office, the President of the Supreme Court and the Attorney General. Members of Parliament are elected by popular vote for four-year terms. Elections are held using a combination of individual constituency voting (the candidate receiving the most votes in a particular district being elected from that district) and proportional voting (parties receiving at least 5% of the popular vote proportionally dividing a set number of seats).

The Hungarian judiciary consists of the Supreme Court, the Courts of Appeal, the county courts, the Metropolitan Court of Budapest and the local and labor courts. The Supreme Court sets guidelines for the judicial process of every court. Resolutions of the Supreme Court concerning uniformity are binding on all courts of the Hungarian judiciary. The Courts of Appeal, the county courts and the Metropolitan Court of Budapest have both appellate and original jurisdiction.

The Constitutional Court is separate from the regular Hungarian judiciary. It decides on the constitutionality of legislation and other actions as set forth in the Hungarian Constitution. The Constitutional Court may annul any law or legal measure that it determines (within its jurisdiction) to be unconstitutional. Justices of the Constitutional Court serve for nine-year terms.

The latest Parliamentary elections were held in April 2010. The Fidesz-Hungarian Civic Union and the Christian Democrats People’s Party formed an alliance before the elections and obtained a majority of the Parliamentary seats in the 2010 elections. Mr. Viktor Orbán was proposed by the then current President of the Republic and was elected by Parliament to serve as the new Prime Minister. See “Recent Developments—Political System.”

Selected Hungarian Economic Indicators

The following tables set out certain macroeconomic statistics regarding the Republic for the periods indicated:

Selected Macroeconomic Statistics

	December 31,
	2006	2007	2008	2009	2010(1)

Economic Data(2)
Nominal GDP (HUF billions)	23,730.0	25,321.5	26,753.9	26,054.3	27,119.8
Real GDP (growth in %)	3.6	0.8	0.8	(6.7)	1.2
Real exports (growth in %)	18.6	16.2	5.7	(9.6)	14.1
Real imports (growth in %)	14.8	13.3	5.8	(14.6)	12.0
Rate of unemployment (as of the period end(%))	7.5	7.7	8.0	10.5	10.8
Consumer prices (growth in %)	3.9	8.0	6.1	4.2	4.9
Producer prices (growth in %)	6.5	0.2	5.3	4.9	4.5
State Budget; Public and External Debt(3)
State budget surplus (HUF billions)(4)	(2,199.0)	(1,361.4)	(893.7)	(992.6)	(869.8)
as a % of GDP	(9.3)	(5.4)	(3.3)	(3.8)	(3.2)
Total revenues (HUF billions)(4)	10,484.4	11,636.9	12,572.7	12,096.7	13,174.0
as a % of GDP	44.2	46.0	47.0	46.4	48.6
Public debt (HUF billions), unconsolidated	14,705.7	15,585.5	18,103.9	18,964.9	20,041.0
as a % of GDP	62.0	61.6	67.7	72.8	73.9
External public debt (HUF billions)	4,124.4	4,472.6	6,774.8	8,468.5	8,842.8
as a % of GDP	17.4	17.7	25.3	32.5	32.6
Balance of Payments Data(5)
Current account (EUR billions)	(6.8)	(7.0)	(7.8)	0.3	2.0
as a % of GDP	(7.6)	(6.9)	(7.3)	0.4	2.1
Exports (EUR billions)(6)	69.2	80.9	86.6	71.7	84.8
Imports (EUR billions)(6)	70.5	80.0	86.2	67.0	77.7
NBH’s foreign exchange reserves (EUR billions)	16.4	16.4	24.0	30.7	33.7

Sources: Hungarian Central Statistical Office (“CSO”), National Bank of Hungary (“NBH”), and Ministry for National Economy (“MNE”)

Notes:

(1)	Preliminary data.

(2)	Derived from data published by the CSO, and GDP growth rates are unadjusted for calendar day effect.

(3)	Derived from the government budget as published by the MNE.

(4)	Non-consolidated data excluding local governments.

(5)	Derived from data published by the NBH.

(6)	Including goods and services.

The Notes and the Offering

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus.

Issuer:	Republic of Hungary

Securities Offered:	US$500,000,000 7.625% Notes due 2041.

Maturity Date:	March 29, 2041.

Issue Price of the Notes:	104.417% of the principal amount of the Notes, plus accrued and unpaid interest from and including March 29, 2011 but excluding the delivery date.

Issue Date:	The Notes are expected to be issued on or about April 11, 2011.

Interest Rate:	7.625% per annum.

Interest Calculations:	Interest payable on a particular interest payment date will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Interest Payment Dates:	March 29 and September 29 of each year, commencing September 29, 2011.

Redemption:	The Notes are not subject to redemption prior to maturity. At maturity, the Notes will be redeemed at par.

Ranking:	The Notes will be a further issuance of, will be fully fungible with, rank equally with, and form a single issue and series with, the Republic’s US$750,000,000 7.625% Notes due 2041 which were issued on March 29, 2011. Following the issuance of the Notes pursuant to this prospectus supplement, the aggregate principal amount of the 7.625% Notes due 2041 will be US$1,250,000,000.

The Notes constitute direct, unconditional, general and unsecured obligations of the Republic and will rank at least equally, without any preference among themselves, in right of payment with all present and future unsecured and unsubordinated general obligations of the Republic on or after the date the Notes are issued, except for such obligations as may be preferred by mandatory provisions of applicable. The full faith and credit of the Republic will be pledged for the due and punctual payment of all principal and interest on the Notes.

Markets:	The Notes are offered for sale in those jurisdictions where it is legal to make such offers. See “Underwriting—Notice to Investors.”

Listing and Admission to Trading:	Application will be made to list and trade the Notes on the London Stock Exchange.

Risk Factors	Risks Relating to the Notes

• The trading market for the Notes may be volatile and may be adversely impacted by many factors.

• There may be no active trading market for the Notes.

• Certain economic risks are inherent in any investment denominated in a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities.

• The Notes may not be a suitable investment for all investors.

• The Notes are unsecured.

• The Notes will contain provisions that permit the Republic to amend the payment terms without the consent of all holders.

• Legal investment considerations may restrict certain investments.

Risk Factors Relating to the Republic

• The Republic is a foreign sovereign state and accordingly it may be difficult for you to obtain or enforce judgments against it in U.S. courts.

• The Republic’s economy and economic growth are vulnerable to adverse external factors, including future economic difficulties of its major trading partners.

• There can be no assurance that the Republic’s credit rating will not change.

Form:	The Notes will be book-entry securities in fully registered form, without coupons, registered in the name of Cede & Co., as nominee of DTC, in minimum denominations of US$2,000 and integral multiples thereof.

Clearance and Settlement:	Beneficial interests in the Notes will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants, unless certain contingencies occur, in which case the Notes will be issued in definitive form. Investors may elect to hold interests in the

Notes through DTC or indirectly through organizations that are participants in such systems, including Euroclear or Clearstream. See “Description of Notes—Global Clearance and Settlement.”

Paying Agent:	Citibank, N.A.

Payment of Principal and Interest:	Principal and interest on the Notes will be payable in U.S. dollars or other legal tender of the United States of America. As long as the Notes are in the form of a book-entry security, payments of principal and interest to investors shall be made through the facilities of the DTC. See “Description of the Notes—Payments” and “—Global Clearance and Settlement.”

Fiscal Agency Agreement:	The Notes will be issued pursuant to the Fiscal Agency Agreement, dated as of January 29, 2010, among the Republic, the Fiscal Agent and the Paying Agent.

Fiscal Agent:	Citibank, N.A.

Default:	The Notes will contain events of default, the occurrence of which may result in the acceleration of the Republic’s obligations under the Notes prior to maturity. See “Description of the Debt Securities—Events of Default and Acceleration; Collective Action Securities—Event of Default; Event of Acceleration” in the accompanying Prospectus.

Collective Action Securities:	The Notes will be collective action securities under the Fiscal Agency Agreement. The Notes will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to certain other series of U.S. dollar denominated debt securities issued by the Republic and described in the accompanying Prospectus. The provisions described in this Prospectus Supplement will govern the Notes. These provisions are commonly referred to as “collective action clauses.” Under these provisions, the Republic may amend certain key terms of the Notes, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding Notes. Additionally, if an event of default has occurred and is continuing, the Notes may be declared to be due and payable immediately by holders of not less than 25% of the aggregate principal amount of the outstanding Notes. These provisions are described in the sections entitled “Description of the Debt Securities—Events of Default and Acceleration; Collective Action Securities—Event of Default; Event of Acceleration” and “—Meeting of Holders of Debt Securities; Modification” in the accompanying Prospectus.

Sinking Fund:	None.

Taxation:	For a discussion of United States and Hungarian tax consequences associated with the Notes, see “Taxation” in this Prospectus Supplement. Investors should consult their tax advisors in determining the non-U.S., U.S. federal, state, and local, and any other tax consequences to them of the purchase, ownership and disposition of the Notes.

Principal of and interest on the Notes are payable by the Republic without withholding or deduction for Hungarian withholding taxes to the extent set forth herein. See “Description of the Notes—Hungarian Taxation.”

Governing Law:	The Notes will be governed by the laws of the State of New York, without regard to the conflicts of law principles of the State of New York, except for the Republic’s authorization and execution procedures and any other matters that must be governed by the laws of the Republic.

ISIN:	US445545AF36

CUSIP:	445545AF3

Common Code:	061189734

RISK FACTORS

You should read this entire Prospectus Supplement and the accompanying Prospectus carefully. Words and expressions defined elsewhere in this Prospectus Supplement and the accompanying Prospectus have the same meanings in this section. Investing in the Notes involves certain risks. In addition, the purchase of the Notes may involve substantial risks and be suitable only for investors who have the knowledge and experience in financial and business matters to enable them to evaluate the risks and merits of an investment in the Notes. You should make your own inquiries as you deem necessary without relying on the Republic or any underwriter and should consult with your financial, tax, legal, accounting and other advisers, prior to deciding whether to make an investment in the Notes. You should consider, among other things, the following:

Risks Relating to the Notes

The trading market for the Notes may be volatile and may be adversely impacted by many factors.

The market for the Notes issued by the Republic is influenced by economic and market conditions and, to varying degrees, interest rates, currency exchange rates and inflation rates in the United States and European and other industrialized countries. There can be no assurance that events in the United States, Europe or elsewhere will not cause market volatility or that such volatility will not adversely affect the price of the Notes or that economic and market conditions will not have any other adverse effect.

There may be no active trading market for the Notes.

The Notes are a new issue of securities with no established trading market. There can be no assurance that an active trading market for the Notes will develop, or, if one does develop, that it will be maintained. If an active trading market for the Notes does not develop or is not maintained, the market or trading price and liquidity of the Notes may be adversely affected. If the Notes are traded after their initial issuance, they may trade at a discount to their initial offering price, depending upon prevailing interest rates, the market for similar securities, general economic conditions and the financial condition of the Republic. Although an application will be made to list and trade the Notes on the London Stock Exchange, there is no assurance that such application will be accepted or that an active trading market will develop or will be maintained.

Certain economic risks are inherent in any investment denominated in a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities.

An investment in a security denominated in a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities may present currency-related risks not associated with a similar investment in a security denominated in the home currency. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the home currency and the U.S. dollar and the possibility of the imposition or modification of foreign exchange controls with respect to the U.S. dollar and the home currency. Such risks generally depend on events over which the Republic has no control, such as economic and political events and the supply of and demand for the U.S. dollar and the home currency. In recent years, rates of exchange for certain currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of the Notes. Depreciation of the U.S. dollar against the relevant home currency could result in a decrease in the effective yield of a particular security below its coupon rate and, in certain circumstances, could result in a loss to the investor on a home currency basis.

This description of foreign currency risks does not describe all the risks of an investment in securities denominated in a currency other than the home currency. Prospective investors should consult their own financial and legal advisers as to the risks involved in an investment in the Notes.

The Notes may not be a suitable investment for all investors.

You must determine the suitability of investment in the Notes in the light of your own circumstances. In particular, you should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes and the merits and risks of investing in the Notes;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on your overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including where the currency for principal or interest payments is different from your currency;

(iv) understand thoroughly the terms of the notes and be familiar with the behavior of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect your investment and your ability to bear the applicable risks.

The Notes are unsecured.

The Notes constitute unsecured obligations of the Republic.

The Notes will contain provisions that permit the Republic to amend the payment terms without the consent of all holders.

The Notes will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers, which are commonly referred to as “collective action clauses.” Under these provisions, certain key provisions of the Notes may be amended, including the maturity date, interest rate and other payment terms, with the consent of the holders of 75% of the aggregate principal amount of the outstanding global bonds. See “Description of the Debt Securities—Events of Default and Acceleration; Collective Action Securities—Event of Default; Event of Acceleration” and “—Meeting of Holders of Debt Securities; Modifications” in the accompanying Prospectus.

Legal investment considerations may restrict certain investments.

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. You should consult your legal advisers to determine whether and to what extent (1) the Notes are legal investments for you, (2) the Notes can be used as collateral for various types of borrowing and (3) other restrictions apply to your purchase or pledge of any Notes. Financial institutions should consult their legal advisors or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Risk Factors Relating to the Republic

The Republic is a foreign sovereign state and accordingly it may be difficult for you to obtain or enforce judgments against it in U.S. courts.

The Republic is a foreign sovereign state. Consequently, it may be difficult for you to obtain or realize upon judgments of courts in the United States against the Republic. See “Introduction” in this Prospectus Supplement and “Enforcement of Judgments” and “Description of the Debt Securities—Governing Law” in the accompanying Prospectus.

The Republic will irrevocably submit to the jurisdiction of the Federal and State courts in The City of New York, and will irrevocably waive immunity from the jurisdiction (including sovereign immunity but not any immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Notes brought by any holder of Notes.

In the event you attempt to enforce a judgment against the Republic by attempting to attach assets located outside the Republic, such assets may be immune from attachment notwithstanding the Republic’s waiver of sovereign immunity. Furthermore, the Republic will not agree to waive its right to sovereign immunity under the Immunities Act with regard to actions brought against it under United States federal securities laws or any state securities laws, or against present or future “premises of the mission” as defined in the Vienna Convention on Diplomatic Relations signed in 1961, “consular premises” as defined in the Vienna Convention on Consular Relations signed in 1963, any other property or assets used solely or mainly for official state purposes in the Republic or elsewhere and/or military property or military assets or property or assets of the Republic related thereto. In the absence of a waiver of immunity by the Republic with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against the Republic unless a court were to determine that the Republic is not entitled under the Immunities Act to sovereign immunity with respect to such action.

The Republic’s economy and economic growth are vulnerable to adverse external factors, including future economic difficulties of its major trading partners.

The Republic’s economy and macroeconomic goals are susceptible to adverse external factors, including the ongoing instability in the international financial markets and the recent turmoil in the European banking system and the sovereign debt market of certain members of the European Monetary System. If economic recovery from the global recession is slow or stalls and the Republic’s primary trading partners continue to experience economic difficulties or euro area members experience difficulties issuing securities in the sovereign debt market or servicing existing debt, it could result in fewer exports by the Republic, which relies on the export market. The European Union, particularly Germany, is the Republic’s largest export market. A decline in demand for imports from the Republic’s major trading partners, such as the European Union, from whatever source, could have a material adverse impact on the Republic’s balance of trade and adversely affect the Republic’s economic growth.

There can be no assurance that the Republic’s credit rating will not change.

Long-term foreign currency and local currency debt of the Republic is currently rated BBB- by Standard & Poor’s, with a negative outlook, and Baa3 by Moody’s, with a negative outlook. The Republic’s foreign currency and local currency sovereign credit rating issued by Fitch Ratings is currently BBB- and BBB-, respectively, with a negative outlook. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Any adverse change in the Republic’s credit rating could adversely affect the trading price of the Notes.

RECENT DEVELOPMENTS

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report. To the extent the information in this section is inconsistent with the information contained in the Annual Report, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

Background

The Hungarian economy has undergone a radical transformation since the fall of communism in 1989. As with other post-communist countries in the region, the Hungarian economy during the last 20 years can be characterized by economic dislocation at the beginning of the 1990s, with gradual improvement as reforms were implemented. The highlights of these economic reforms and trends include:

(i) FDI (the total amount of capital invested in Hungary from abroad) has generally increased since 1995, reaching EUR 90.9 billion as of the end of 2010. During 2010, the balance of net direct investment amounted to EUR 580.1 million inflow, compared to a EUR 443.0 million outflow during 2009. See “—Balance of Payments—Foreign Direct Investment”; and

(ii) between 2002 and 2004, the general government deficit according to the European System of Accounts 95 (“ESA”) methodology as a percentage of GDP generally decreased, reaching 6.4% of GDP in 2004, but increased to 7.9% in 2005 and 9.4% in 2006. The government deficit as a percentage of GDP decreased in 2007 and 2008, reaching 5.0% and 3.6%, respectively, but slightly increased to 4.5% in 2009 and, according to preliminary data, declined to 4.3% in 2010.

Principal Sectors of the Economy

Industry

Industry.  In the first month of 2011, industrial gross production increased by 13.4%, and total sales grew by 3.6%. In the last five years, industrial export sales amounted to approximately half of the total sales of the sector. In the first month of 2011, export sales increased by 18.6%, while domestic sales fell by 9.7%. In the first month of 2011, more than 90% of the total industrial production was attributable to manufacturing. The value of production in mining and quarrying amounted to 0.3% of the total industry’s production, and the value of production of electricity, gas, steam and air conditioning supply amounted to 8.8% of the total industrial production.

Manufacturing.  In the first month of 2011, gross production in the manufacturing sector increased by 14.8% and total sales grew by 15.6%. In the first month of 2011, export sales in manufacturing increased by 18.4%, while domestic sales grew by 8.8%. In the first month of 2011, 43% of the manufacturing production was attributable to the subsector of the manufacture of computer, electronic and optical products and the subsector of the manufacture of transport equipment.

Manufacture of computer, electronic and optical products.  Gross production in this subsector increased by 21.2% and total sales grew by 22.3% in the first month of 2011. In the first month of 2011, export sales in this subsector increased by 21.1%, while domestic sales grew significantly by 43.3%.

Manufacture of transport equipment.  Gross production in this subsector grew by 16.2% and total sales increased by 15.7% in the first month of 2011. In the first month of 2011, export sales in this subsector grew by 14.6%, while domestic sales grew significantly by 29.4%.

Energy.  Energy imports increased by 4.8% in 2010 compared to 2009. The two most important energy products are oil and gas.

Oil and gas.  The volume of crude oil and refined oil imports in 2010 increased significantly compared to 2009. The volume of oil imports grew by 7.6% compared to the previous year. The volume of gas imports in 2010 declined slightly by 0.4% compared to 2009.

Energy, gas and water supply.  In 2010, the total energy consumption amounted to 1,085 petajoule, which was 2.8% more than in 2009. Domestic energy production covered 37.5% of the total consumption, and imports covered 62.5%. The volume of domestic production increased by 0.4% in 2010 compared to 2009. Production from renewable energy sources amounted to 6.9% of the total domestic consumption. In 2010, 37.4% of Hungary’s total energy demand was supplied by domestic energy sources; 10.2% of the total energy consumed was produced from coal; and approximately 67.2% of energy consumption consisted of hydrocarbon which was imported primarily from Russia.

Composition of Consumption of Energy Resources

	2006	2007	2008	2009	2010
	(%)

Coal	11.6	12.6	12.1	9.4	10.2
Hydrocarbon	68.5	67.5	67.2	68.1	67.2
Of which:
Crude oil and petroleum products	26.8	27.5	27.3	31.5	32.2
Natural gas	41.7	40.0	39.9	35.8	34.4
Other resources	19.9	19.9	20.7	22.5	22.6

Total	100.0	100.0	100.0	100.0	100.0

Of which:
Domestic	37.2	37.8	38.5	38.5	37.4
Imports	62.8	62.2	61.5	61.5	62.6

Source: Hungarian Energy Office

Construction

In the first month of 2011, the output of the construction sector decreased by 4.2% compared to the same period of 2010, mainly as a result of a decline in the construction of dwellings, and civil engineering works also decreased. Compared to the same period of 2010, the construction of buildings fell by 4.2%, while civil engineering works dropped by 4.5%.

Balance of Payments

The following table sets out the balance of payments of Hungary for the periods indicated:

Balance of Payments(1)

	December 31,
	2006	2007	2008	2009	2010
	(EUR millions)

I. Current account,
credit	75,742.7	88,218.2	93,207.3	78,898.1	91,904.5
debit	82,574.2	95,183.2	100,981.2	78,565.7	89,873.0
net	(6,831.4)	(6,965.0)	(7,773.9)	332.4	2,031.5
1. Goods, net	(2,457.6)	(139.2)	(564.9)	3,370.8	4,674.4
1.1. Exports	58,372.3	68,370.5	72,739.4	58,387.4	70,374.8
1.2. Imports	60,829.9	68,509.8	73,304.3	55,016.6	65,700.4

	December 31,
	2006	2007	2008	2009	2010
	(EUR millions)

2. Services total,
credit	10,875.0	12,575.0	13,818.8	13,309.4	14,391.0
debit	9,645.9	11,525.6	12,858.6	11,959.3	11,985.3
net	1,229.2	1,049.4	960.1	1,350.1	2,405.7
3. Income, credit	3,834.2	4,314.3	4,846.8	4,763.0	4,565.9
debit	9,131.9	11,686.1	12,429.4	9,510.3	10,006.6
net	(5,297.7)	(7,371.7)	(7,582.6)	(4,747.3)	(5,440.6)
4. Current transfers,
credit	2,661.2	2,958.3	1,802.4	2,438.3	2,572.8
debit	2,966.5	3,461.7	2,388.9	2,079.5	2,180.7
net	(305.3)	(503.4)	(586.5)	358.8	392.1
II. Capital account,
credit	1,014.0	1,031.8	1,049.3	1,761.9	2,282.9
debit	328.8	323.6	33.2	652.6	493.2
net	685.2	708.2	1,016.1	1,109.3	1,789.7
5. Capital transfers,
credit	937.2	877.1	928.1	1,754.1	2,264.0
debit	267.2	88.2	9.6	47.1	192.6
net	670.0	788.9	918.5	1,707.0	2,071.4
6. Acquisition/disposal of non-produced, non-financial assets, credit	76.8	154.7	121.2	7.8	18.9
debit	61.6	235.3	23.5	605.6	300.6
net	15.2	(80.6)	97.6	(597.8)	(281.7)
III. Financial account(2)	8,841.5	6,662.7	16,962.4	4,562.1	1,308.5
7. Direct investment, net	2,327.5	209.3	2,809.4	(443.0)	580.1
7.1. Abroad	(3,126.9)	(2,642.8)	(2,086.7)	(1,937.5)	(628.1)
7.1.1. Equity capital and reinvested earnings, net	(2,880.3)	(2,513.3)	(2,139.2)	(1,329.1)	(1,455.0)
7.1.1.1. Equity capital, net	(2,189.7)	(1,877.7)	(2,686.4)	(999.5)	(1,184.1)
7.1.1.2. Reinvested earnings, net	(690.7)	(635.6)	547.2	(329.6)	(270.9)
7.1.2. Other capital, net	(246.5)	(129.5)	52.5	(608.4)	826.9
7.1.2.1. Assets, net	(225.3)	(114.5)	(149.6)	(791.4)	93.7
7.1.2.2. Liabilities, net	(21.2)	(15.0)	202.1	182.9	733.2
7.2. In Hungary	5,454.4	2,852.1	4,896.1	1,494.5	1,208.2
7.2.1. Equity capital and reinvested earnings, net	2,834.0	3,118.5	4,598.1	(1,603.2)	2,920.7
7.2.1.1. Equity capital, net	1,475.3	844.0	3,261.0	(1,765.9)	2,329.6
7.2.1.2. Reinvested earnings, net	1,358.6	2,274.5	1,337.1	162.7	591.1
7.2.2. Other capital, net	2,620.4	(266.4)	298.0	3,097.7	(1,712.4)
7.2.2.1. Assets, net	(474.5)	(3,744.0)	(2,062.7)	(3,733.2)	363.4
7.2.2.2. Liabilities, net	3,094.9	3,477.6	2,360.7	6,830.9	(2,075.8)
8. Portfolio investment	5,087.1	(1,626.8)	(2,482.0)	(3,318.2)	(16.4)
8.1. Assets, net	(1,891.6)	(2,125.0)	(2,516.8)	(737.8)	(376.7)
8.1.1. Equity securities, net	(1,522.8)	(1,884.6)	(2,191.4)	(799.6)	(506.0)
8.1.2. Bonds and notes, net	(378.2)	(233.3)	(319.8)	81.3	117.4

	December 31,
	2006	2007	2008	2009	2010
	(EUR millions)

8.1.3. Money market instruments, net	9.3	(7.1)	(5.6)	(19.5)	11.8
8.2. Liabilities, net	6,978.7	498.2	34.8	(2,580.4)	360.4
8.2.1. Equity securities, net	704.1	(3,634.9)	(260.2)	715.5	(61.0)
8.2.2. Bonds and notes, net	6,081.8	4,054.1	300.5	(3,399.9)	(249.3)
8.2.3. Money market instruments, net	192.8	79.0	(5.6)	103.9	670.7
9. Financial derivatives	134.5	838.3	(671.4)	645.6	631.2
9.1. Assets, net	3,622.0	4,616.1	7,888.4	5,629.5	4,919.8
9.2. Liabilities, net	(3,487.5)	(3,777.9)	(8,559.7)	(4,983.9)	(4,288.7)
10. Other investment, net	1,292.4	7,242.0	17,306.4	7,677.6	113.6
10.1. Assets, net	(4,740.0)	(3,911.3)	(2,074.8)	(402.8)	(145.5)
10.1.1. Short-term, net	(4,137.3)	(1,221.6)	1,028.2	(966.8)	(1,410.0)
10.1.2. Long-term, net	(602.8)	(2,689.7)	(3,103.0)	563.9	1,264.6
10.2. Liabilities, net	6,032.4	11,153.3	19,381.3	8,080.5	259.1
10.2.1. Short-term, net	2,121.0	5,863.8	2,753.9	101.2	3,805.5
10.2.2. Long-term, net	3,911.5	5,289.4	16,627.3	7,979.3	(3,546.4)
IV. Net errors and omissions	(1,727.6)	(271.7)	(2,528.5)	(517.8)	(2,111.8)
V. Overall balance	967.6	134.2	7,676.1	5,485.9	3,017.9
VI. International reserves	(967.6)	(134.2)	(7,676.1)	(5,485.9)	(3,017.9)

Source: NBH

(1)	In 2008 and 2010, there were methodological changes in the calculation of the balance of payments statistics, as discussed in further detail below.

(2)	Excluding international reserves.

The current account surplus increased from EUR 332.4 million in 2009 to EUR 2,031.5 million in 2010 largely due to a growth in the net export of goods and services and an increasing net inflow of current transfers, partly offset by a growing net outflow of income. During 2010, net direct investment amounted to a net inflow of EUR 580.1 million.

Foreign Direct Investment

The following table sets forth historical records of FDI in Hungary and Hungarian direct investments abroad during the years indicated:

Foreign Direct Investment

	2006	2007	2008	2009	2010
	(EUR millions)

Direct investment
Abroad	(3,126.9)	(2,642.8)	(2,086.7)	(1,937.5)	(628.1)
Equity capital and reinvested earnings, net	(2,880.3)	(2,513.3)	(2,139.2)	(1,329.1)	(1,455.0)
Other capital, net	(246.5)	(129.5)	52.5	(608.4)	826.9
In Hungary	5,454.4	2,852.1	4,896.1	1,494.5	1,208.2
Equity capital and reinvested earnings, net	2,834.0	3,118.5	4,598.1	(1,603.2)	2,920.7
Other capital, net	2,620.4	(266.4)	298.0	3,097.7	(1,712.4)
Net direct investment	2,327.5	209.3	2,809.4	(443.0)	580.1

Source: NBH

In 2006, net FDI inflow was significantly higher than in 2003 due to a favorable global and regional investment environment. However, in 2007, the net FDI inflow was significantly lower than in 2006, partly as a result of a less favorable global investment environment. In 2008, the volume of net FDI increased to the pre-2007 levels. In 2009, the volume of net FDI amounted to a net outflow of EUR 443 million. In 2010, the volume of net FDI amounted to a net outflow of EUR 443 million. The relatively low net inflow in 2010 was the consequence of continued unfavorable economic conditions. The Republic’s FDI abroad dropped significantly; as a result it was lower than FDI in Hungary, resulting in a positive net direct investment in 2010. As of December 31, 2010, the cumulative FDI was EUR 90.9 billion, which constituted 92% of the GDP in 2010. The first three quarters of 2010 continued to show a negative net direct investment.

The following table sets forth certain information regarding FDI in Hungary and Hungarian direct investments abroad during the year ended December 31, 2010 as compared to the same period in 2009:

Foreign Direct Investment

	Year Ended December 31,
	2009	2010	% change
	(EUR millions)

Direct investment, net	(443.0)	580.1	(130.9)
Abroad, net	(1,937.5)	(628.1)	32.4
Equity capital and reinvested earnings, net	(1,329.1)	(1,455.0)	109.5
Equity capital, net	(999.5)	(1,184.1)	118.5
Reinvested earnings, net	(329.6)	(270.9)	82.2
Other capital, net	(608.4)	826.9	(135.9)
Assets, net	(791.4)	93.7	(11.8)
Liabilities, net	182.9	733.2	400.8
In Hungary, net	1,494.5	1,208.2	80.8
Equity capital and reinvested earnings, net	(1,603.2)	2,920.7	(182.2)
Equity capital, net	(1,765.9)	2,329.6	(131.9)
Reinvested earnings, net	162.7	591.1	363.3
Other capital, net	3,097.7	(1,712.4)	(55.3)
Assets, net	(3,733.2)	363.4	(9.7)
Liabilities, net	6,830.9	(2,075.8)	(30.4)

Source: NBH

During 2010, the balance of net direct investment showed an inflow of EUR 580 million compared to the EUR 443 million net outflow during 2009.

Direct investment abroad in 2010 generated a net outflow of EUR 628 million, while in 2009 direct investment abroad generated a net capital outflow of EUR 1,938 million. The decrease in the outflow was primarily a result of the EUR 827 million net capital inflow with respect to net other capital abroad in 2010, while net other capital abroad in 2009 generated EUR 608 million capital outflow. With respect to net equity capital abroad, there was a net capital outflow of EUR 1,184 million in 2010, while during the same period of 2009 the net capital outflow with respect to net equity capital abroad amounted to EUR 999 million. In 2010, there was a net capital outflow of EUR 271 million with respect to reinvested earnings abroad, while during 2009 there was a net capital outflow of EUR 330 million with respect to reinvested earnings abroad.

Direct investment in Hungary in 2010 generated a net inflow of EUR 1,208 million, while in 2009 direct investment in Hungary generated a net capital inflow of EUR 1,495 million. The decrease of the inflow was primarily a result of the EUR 1,712 million net capital outflow with respect to net other capital movements in Hungary in 2010, while net other capital movements in Hungary in the same period of 2009 generated EUR 3,098 million capital inflow. In 2010, there was a net capital inflow of EUR 591 million with respect to reinvested earnings in Hungary, while during the same period in 2009 there was a capital inflow of EUR 163 million with respect to reinvested earnings in Hungary. With respect to net equity capital in Hungary, there was a net capital inflow of EUR 2,330 million in 2010, while during 2009 the net capital outflow with respect to net equity capital in Hungary amounted to EUR 1,766 million.

Foreign Direct Investment by Industry(1)
FDI flows (equity capital) abroad by economic activity, net (excluding SPEs)

	2006	2007	2008	2009	2010
	(EUR millions)

Agriculture, Hunting and Forestry	0.3	(0.9)	3.4	(0.2)	0.0
Fishing	0.0	0.0	0.0	0.0	0.0
Mining and Quarrying	0.3	0.0	(0.1)	0.0	0.0
Manufacturing	82.7	673.1	1,088.1	357.3	(219.7)
Of Which: Food Products; Beverages and Tobacco	0.9	1.6	0.0	0.0	0.0
Textiles and Textile Products	0.3	0.1	0.7	(1.0)	0.0
Leather and Leather Products	0.0	0.0	0.0	0.0	0.0
Wood and Wood Products	0.0	0.0	0.0	0.2	0.0
Paper and Paper Products; Publishing and Printing	8.8	5.2	19.9	0.0	(2.2)
Coke, Refined Petroleum Products and Nuclear Fuel	(16.9)	566.7	927.3	302.6	42.6
Chemicals and Chemical Products	32.8	81.3	55.0	21.2	258.6
Rubber and Plastic Products	(0.1)	3.4	0.6	6.7	(2.7)
Other Non-Metallic Mineral Products	40.0	10.5	(6.6)	13.4	(0.3)
Basic Metals and Fabricated Metal Products	1.1	0.5	9.7	(14.1)	0.0
Machinery and Equipment	0.9	0.0	1.6	(0.5)	(482.8)
Electrical and Optical Equipment	2.4	3.8	79.9	28.4	58.3
Transport Equipment	12.7	0.1	0.1	0.3	(91.1)
Manufacturing Not Elsewhere Classified	0.0	0.0	0.0	0.0	0.0
Electricity, Gas and Water Supply	0.2	39.0	17.2	6.8	0.0
Construction	1.2	1.3	0.9	21.4	5.3
Services	2,095.2	1,093.4	1,576.1	614.6	1,398.4
Wholesale and Retail Trade; Repair of Vehicles	308.8	121.8	165.9	5.1	30.7
Hotels and Restaurants	6.4	(3.9)	0.0	0.0	0.0
Transport, Storage Postal Services and Communication	11.1	10.0	29.4	9.3	11.6
Financial Intermediation	1,541.3	216.6	355.8	361.5	574.6
Of Which: Monetary Intermediation	1,526.3	199.1	426.9	78.5	114.0
Other Financial Intermediation	3.1	(1.3)	32.1	279.5	457.0
Insurance Companies, Pension Funds	11.4	13.8	(105.7)	3.4	3.7
Real Estate Activities and Business Activities	219.9	747.1	1,018.0	238.7	781.6
Of Which: Real Estate	28.4	19.4	4.8	23.7	(35.8)

	2006	2007	2008	2009	2010
	(EUR millions)

Computer Activities	0.0	2.5	31.2	(0.2)	6.1
Other Business Activities	191.4	724.5	982.0	215.1	811.3
Of Which: Managing Holding Companies	139.5	659.9	376.3	232.8	783.8
Other Services	7.9	1.8	6.8	0.0	0.0
Not Allocated Economic Activity	(5.3)	4.6	0.0	0.0	0.0
Purchase and Sale of Real Estate and Direct Investment of Households Abroad	15.0	67.3	0.8	(0.3)	0.2
Total	2,189.7	1,877.7	2,686.4	999.5	1,184.1

FDI flows (equity capital) in Hungary by economic activity, net (excluding SPEs)

	2006	2007	2008	2009	2010
	(EUR millions)

Agriculture, Hunting and Forestry	2.7	21.0	2.7	19.8	8.9
Fishing	0.0	0.0	0.0	0.0	0.0
Mining and Quarrying	25.1	26.7	18.4	77.1	(0.9)
Manufacturing	209.5	1,549.7	143.2	(356.2)	572.0
Of Which: Food Products; Beverages and Tobacco	19.5	30.7	30.6	74.9	(41.5)
Textiles and Textile Products	1.4	8.3	1.3	0.2	0.0
Leather and Leather Products	0.0	0.3	(0.1)	0.0	0.0
Wood and Wood Products	16.8	0.2	(62.5)	20.5	10.4
Paper and Paper Products; Publishing and Printing	1.8	39.2	(12.0)	41.6	13.5
Coke, Refined Petroleum Products and Nuclear Fuel	379.1	1,236.5	0.0	0.0	0.0
Chemicals and Chemical Products	(327.4)	(124.2)	11.1	32.8	60.2
Rubber and Plastic Products	101.0	130.1	(36.8)	9.9	23.7
Other Non-Metallic Mineral Products	111.3	10.1	32.9	79.5	254.8
Basic Metals and Fabricated Metal Products	(18.2)	104.7	28.9	51.3	(22.0)
Machinery and Equipment	45.6	0.6	63.3	(1,035.2)	(3.3)
Electrical and Optical Equipment	(175.9)	72.4	59.1	325.7	339.4
Transport Equipment	51.0	40.0	27.2	40.4	(63.1)
Manufacturing Not Elsewhere Classified	3.7	0.8	0.2	2.2	0.0
Electricity, Gas and Water Supply	117.3	(9.9)	57.2	10.5	103.5
Construction	5.2	38.0	145.3	5.8	(15.0)
Services	823.2	(1,119.3)	2,634.1	(1,569.9)	1,613.6
Wholesale and Retail Trade; Repair of Vehicles	738.3	22.8	(154.5)	310.1	275.3
Hotels and Restaurants	2.4	19.7	8.5	25.7	60.1
Transport, Storage Postal Services and Communication	133.3	7.2	449.9	203.6	185.1

	2006	2007	2008	2009	2010
	(EUR millions)

Financial Intermediation	304.7	353.2	761.1	336.2	278.3
Of Which: Monetary Intermediation	319.1	321.8	113.6	307.9	167.4
Other Financial Intermediation	(1.5)	13.9	38.8	13.5	82.2
Insurance Companies, Pension Funds	(14.7)	12.6	605.2	15.6	6.3
Real Estate Activities and Business Activities	(371.5)	(1,539.2)	1,522.8	(2,449.3)	812.5
Of Which: Real Estate	118.9	205.8	486.1	197.3	66.1
Computer Activities	15.4	84.9	11.8	(5.3)	5.4
Other Business Activities	(521.3)	(1,831.3)	1,009.0	(2,646.6)	735.0
Of Which: Managing Holding Companies	262.2	(2,481.7)	412.1	599.9	1,024.3
Other Services	16.0	17.0	46.3	3.9	2.2
Net Allocated Economic Activity	43.4	52.7	0.0	0.0	0.0
Purchase and Sale of Real Estate and Direct Investment of Households Abroad	248.9	285.1	260.1	47.0	47.6
Total	1,475.3	844.0	3,261.0	(1,765.9)	2,329.6

The following table sets forth the composition of net FDI into the Republic according to the country of origin for the periods indicated:

Foreign Direct Investment by Country of Origin(1)

FDI flows (equity capital) abroad by the investments’ country, net (excluding SPEs)

	2006	2007	2008	2009	2010
	(EUR millions)

Europe	2,110.1	1,774.1	1,679.1	485.8	10.9
Albania	0.1	0.0	0.0	0.0	0.0
Austria	6.0	26.8	24.5	(33.8)	14.2
Belgium	(0.9)	0.3	0.1	0.0	0.0
Belarus	0.0	0.0	0.0)	0.0	0.0
Bulgaria	73.7	43.0	(46.0)	85.5	8.3
Cyprus	25.4	56.2	162.7	(48.5)	(15.9)
Czech Republic	9.1	46.8	37.7	1.7	23.1
Denmark	0.2	0.2	0.0	0.0	0.0
United Kingdom	44.9	646.9	(571.3)	0.0	0.0
Estonia	0.0	0.0	0.0	0.0	0.1
Finland	0.2	0.1	0.0	0.0	0.0
France	0.7	(2.8)	1.5	2.7	0.0
Greece	0.0	0.0	0.0	0.0	0.0
Netherlands	57.6	42.6	(656.2)	75.2	(0.1)

	2006	2007	2008	2009	2010
	(EUR millions)

Croatia	2.9	57.3	908.9	31.5	0.0
Iceland	0.0	0.0)	0.0	0.0	0.0
Ireland	(1.7)	0.0	0.0	(0.1)	0.0
Poland	30.5	3.2	9.9	4.0	8.2
Latvia	0.0	0.0)	0.0	0.0	0.0
Liechtenstein	8.4	5.4	0.0	0.0	0.0
Lithuania	0.0	0.0	0.0	0.0	0.0
Luxemburg	(0.1)	114.0	810.2	(38.7)	(749.9)
Macedonia	0.0	0.0	0.0	0.0	0.0
Malta	0.5	0.0	0.0	0.0	0.0
Montenegro	n/a	5.9	15.0	15.0	35.0
Germany	4.9	32.0	5.4	(0.3)	0.2
Norway	0.1	(0.4)	0.0	0.0	0.0
Italy	0.4	470.9	0.0	5.9	15.7
Russia	383.8	33.6	185.4	(4.9)	(15.9)
Portugal	0.0	0.0	0.0	(14.0)	0.0)
Romania	113.5	59.1	34.9	37.2	112.8
Spain	0.8	(0.8)	4.5	2.1	(2.3)
Switzerland	353.9	33.7	449.4	296.3	536.6
Sweden	0.2	0.3	0.0)	0.0)	0.0
Serbia and Montenegro	315.5	n/a	n/a	n/a	n/a
Serbia	n/a	29.6	17.3	14.8	0.1
Slovakia	32.4	7.3	(44.1)	(12.7)	1.7
Slovenia	(0.3)	2.1	152.6	1.5	4.1
Turkey	(0.1)	0.0	10.6	0.3	0.4
Ukraine	650.7	40.9	154.8	64.4	34.1
America	51.8	23.8	959.6	277.2	901.2
North America	51.1	21.4	1.5	5.2	26.1
United States	50.6	21.2	1.5	5.2	117.2
Canada	0.5	0.3	0.0	0.0	(91.1)
Central America	0.6	2.2	874.6	235.2	815.1
Mexico	0.3	0.0	0.0	0.0	0.0
South America	0.1	0.2	83.6	36.8	60.0
Argentina	0.0	0.1	5.2	0.0	1.6
Brazil	0.1	0.1	78.3	36.8	58.4
Chile	0.0	0.0	0.0	0.0	0.0
Columbia	0.0	0.0	0.0	0.0	0.0
Uruguay	0.0	0.0	0.0	0.0	0.0
Venezuela	0.0	0.0	0.0	0.0	0.0
Asia	6.8	55.3	34.1	233.4	272.0
Near and Middle East	2.1	47.5	29.6	211.7	103.1
Iran, Islamic Republic of	0.0	0.0)	0.0	0.0	0.0
Israel	3.0	47.3	29.6	0.0	103.1
Other Asian Countries	4.7	7.8	4.5	21.7	168.9

	2006	2007	2008	2009	2010
	(EUR millions)

South Korea	0.0	0.0	(1.0)	0.3	0.0
Philippines	0.0	0.0	0.0	0.0	0.0
Hong Kong	0.0	0.0	0.0	0.0	0.0
India	0.0	0.0	0.0	0.0	0.0
Indonesia	0.0	0.0	0.0	0.0	0.0
Japan	1.0	6.5	0.4	0.0	0.0
China	3.4	1.0	5.0	2.5	0.0
Malaysia	0.0	0.0	0.0	18.9	0.0
Singapore	0.0	0.0	0.0	0.1	168.8
Taiwan	0.0	(0.1)	0.0	0.0	0.0
Thailand	0.2	0.0	0.0	0.0	0.0
Africa	(0.3)	3.7	1.0	0.0)	0.0
North Africa	0.0	0.0	0.0	0.0)	0.0
Egypt	0.0	0.0	0.0	0.0)	0.0
Morocco	0.0	0.0	0.0	0.0	0.0
Other African Countries	(0.3)	3.7	1.0	0.0	0.0
South Africa	(0.2)	0.1	0.0	0.0	0.0
Oceania & Polar Regions	0.6	0.5	0.0	0.0	0.0
Australia	0.5	0.4	0.0	0.0	0.0
New Zealand	0.1	0.1	0.0	0.0	0.0
International Organizations	0.0	0.0	0.0	0.0	0.0
Not allocated	20.6	20.4	12.6	3.0	0.0
Total	2,189.7	1,877.7	2,686.4	999.5	1,184.1

FDI flows (equity capital) in Hungary by the investors’ country, net (excluding SPEs)

	2006	2007	2008	2009	2010
	(EUR millions)

Europe	1,429.2	836.3	3,134.7	(2,088.7)	2,099.8
Albania	0.0	0.0	0.0	0.0	0.0
Austria	252.0	1,494.6	1,199.6	(323.0)	436.7
Belgium	60.2	76.2	20.5	136.7	5.1
Belarus	0.0	0.0	0.0	0.1	0.0
Bulgaria	0.0	0.2	0.0	0.0	0.0
Cyprus	32.2	(96.5)	448.6	(21.1)	157.2
Czech Republic	3.5	27.2	5.1	(14.7)	8.6
Denmark	87.2	(3.5)	109.0	109.8	1.1
United Kingdom	(145.3)	(1,900.8)	2.2	66.8	2.3
Estonia	0.0	0.0	0.0	0.0	0.0
Finland	7.3	8.3	25.3	13.8	0.0
France	54.3	71.9	746.7	130.7	29.2
Greece	1.0	0.8	0.0	0.0	0.0
Netherlands	(390.1)	310.8	956.1	507.4	1,108.2
Croatia	(0.5)	40.3	5.3	(0.5)	0.0
Iceland	(0.1)	0.1	0.0	0.0	0.0

	2006	2007	2008	2009	2010
	(EUR millions)

Ireland	64.6	15.7	5.6	0.7	0.0
Poland	4.2	10.6	37.5	10.5	6.8
Latvia	(0.9)	0.1	0.0	0.0	0.0
Liechtenstein	2.8	(18.3)	9.0	40.9	(9.9)
Lithuania	0.1	0.5	0.0	0.0	0.0
Luxemburg	50.9	52.0	532.0	(4,406.4)	(561.3)
Macedonia	0.0)	1.1	0.0	0.0	0.0
Malta	0.4	0.8	0.0	0.0	0.0
Montenegro	n/a	0.0	0.0	0.0	0.0
Germany	1,211.0	580.6	(667.6)	225.0	476.3
Norway	0.8	0.9	9.2	10.6	2.6
Italy	30.3	132.6	(97.3)	21.3	41.4
Russia	4.4	1.3	(671.5)	785.6	0.0
Portugal	0.1	71.8	0.0)	11.9	5.1
Romania	7.6	0.6	5.4	98.1	50.8
Spain	46.0	233.4	22.3	88.7	(38.3)
Switzerland	26.2	(311.0)	413.4	524.6	361.9
Sweden	(0.5)	8.2	5.9	25.6	(29.0)
Serbia and Montenegro	3.2	n/a	n/a	n/a	n/a
Serbia	n/a	(0.1)	8.0	3.5	0.0
Slovakia	3.2	1.1	(11.2)	3.4	3.8
Slovenia	1.9	3.9	1.6	(0.2)	0.0
Turkey	10.3	4.5	0.9	(0.8)	0.0
Ukraine	0.3	0.4	0.0	0.0	0.0
America	(50.1)	(51.4)	11.8	92.1	127.4
North America	(122.4)	61.2	(425.7)	10.9	(21.8)
United States	149.1	60.7	(461.8)	(0.3)	46.4
Canada	(271.5)	0.5	36.1	11.2	(68.2)
Central America	72.5	(112.8)	435.8	81.1	149.2
Mexico	0.0	0.0	0.0	0.0	0.0
South America	(0.2)	0.3	1.7	0.0	0.0
Argentina	0.0	0.1	0.0	0.0	0.0
Brazil	0.0	0.1	0.0	0.0	0.0
Chile	0.0	0.0)	0.0	0.0	0.0
Columbia	(0.2)	0.0	1.7	0.0	0.0
Uruguay	0.0	0.0	0.0	0.0	0.0
Venezuela	0.0	0.1	0.0	0.0	0.0
Asia	81.2	13.8	82.4	198.5	94.5
Near and Middle East	(2.7)	14.3	(2.8)	(9.8)	0.0
Iran, Islamic Republic of	0.1	0.5	0.0	0.0	0.0
Israel	(5.1)	2.6	(7.4)	(9.8)	0.0
Other Asian Countries	83.9	(0.5)	85.3	208.3	94.5
South Korea	37.7	0.3	1.6	0.0	0.0

	2006	2007	2008	2009	2010
	(EUR millions)

Philippines	0.0)	0.0	0.0	0.0	0.0
Hong Kong	0.2	(1.9)	1.8	99.6	80.2
India	0.1	0.0	0.0	0.0	0.0
Indonesia	0.0	0.1	0.0	0.0	0.0
Japan	43.5	(1.5)	17.4	11.1	2.2
China	4.7	1.7	0.9	0.0	0.0
Malaysia	(0.1)	0.0	64.3	(2.8)	0.0
Singapore	0.9	0.1	(0.7)	100.3	12.2
Taiwan	(3.4)	0.0)	0.0	0.0)	0.0
Thailand	0.0)	0.0	0.0	0.0	0.0
Africa	(2.5)	(0.7)	29.0	29.4	7.9
North Africa	0.2	0.0	0.0	0.0	0.0
Egypt	0.1	0.0	0.0	0.0	0.0
Morocco	0.0	0.0	0.0	0.0	0.0
Other African Countries	(2.7)	(0.7)	29.0	29.4	7.8
South Africa	0.0)	0.0)	8.1	24.9	14.1
Oceania & Polar Regions	(17.8)	(0.4)	3.1	2.8	0.0
Australia	(1.3)	(0.3)	0.0	0.0	0.0
New Zealand	0.1	(0.1)	3.1	2.8	0.0
International Organizations	0.0	0.0	0.0	0.0	0.0
Not allocated	35.3	46.3	0.0	0.0	0.0
Total	1,475.3	844.0	3,261.0	(1,765.9)	2,329.6

Source: NBH

Note:

(1)	Reinvested profits are not included.

Exchange Rate Policy

In the first three months of 2011 the forint strengthened significantly partly as a result of favorable global investor sentiment and the anticipated positive effect of the expected introduction of fiscal stabilisation measures. As of March 31, 2011, the HUF/EUR exchange rate was HUF 265.78/EUR.

Budget Trends

The following table sets forth the main fiscal trends in Hungary for the years indicated:

Budget Trends

	General government balance, consolidated
						2010	2011
	2005	2006	2007	2008	2009	Preliminary	Planned
	(HUF billions)

GFS method
Revenues	9,518.3	10,484.4	11,636.9	12,572.7	12,424.5	12,386.0	13,320.9
Privatization receipts	16.1	17.3	24.0	n/a	n/a	n/a	n/a
Revenues (excluding privatisation receipts)	9,502.2	10,467.1	11,612.9	12,572.7	12,424.5	12,386.0	13,320.9
Expenditures	10,570.0	12,666.1	12,974.3	13,466.4	13,438.8	13,445.9	14,118.3
Balance (excluding privatization receipts)	(1,067.6)	(2,199.0)	(1,361.4)	(893.7)	(1,014.3)	(1,059.8)	(797.4)
Balance in % of GDP	(4.9)	(9.2)	(5.4)	(3.3)	(3.9)	(3.9)	(2.8)
ESA method (excluding private pension funds)
Revenues	9,285.9	10,116.5	11,386.9	12,085.8	12,005.8	12,095.2	12,632.1
Expenditures	11,032.0	12,342.2	12,656.0	13,061.7	13,167.6	13,248.1	13,467.8
Balance	(1,746.1)	(2,225.8)	(1,269.1)	(975.9)	(1,161.8)	(1,152.9)	(835.8)
Balance in % of GDP	(7.9)	(9.4)	(5.0)	(3.6)	(4.5)	(4.3)	(2.9)

Source: CSO and MNE

On March 30, 2011, the NBH lowered its forecast for Hungary’s gross domestic product growth to 2.9% for 2011 and to 3% for 2012. The NBH earlier expected the Hungarian economy to grow 3.1% for 2011 and 4% for 2012. The lower forecast is due in part to decreased domestic consumption levels.

On 31 March, 2011, the CSO published the planned general government debt figure (including local governments) as of the end of 2011, in accordance with ESA methodology. The planned debt is estimated to reach HUF 21,719.6 billion, equaling 75.5% of the planned GDP for the year 2011.

On April 1, 2011, the CSO published the preliminary general government deficit (including local governments) for the year 2010, in accordance with ESA methodology. In 2010, the deficit reached HUF 1,152.9 billion, equaling 4.3% of the preliminary 2010 GDP.

Simultaneously, the NBH published the preliminary general government debt figure (including local governments) as of the end of 2010, in accordance with ESA methodology. The debt reached HUF 21,749.4 billion, equaling 80.2% of the preliminary GDP for the year 2010.

On April 1, 2011, the Ministry for National Economy stated that the budget balance is projected to show a surplus of 2% of GDP in 2011, which is smaller than the 4% surplus previously projected, because the Republic intends to assume part of the debt of the state railway company (MÁV) and the Budapest Transport Company (BKV), furthermore to replace certain public private partnership projects (PPPs).

External Public Debt

In January 2007, the Republic issued a EUR 1.0 billion bond due in 2017. In October 2007, the Republic issued JPY 25 billion Samurai bonds due in 2017. In April 2008, the Republic issued a two-tranche bond totaling CHF 350 million maturing in 2013 and in 2016. In June 2008, the Republic issued a EUR 1.5 billion bond due in 2018. In July 2009, the Republic issued a EUR 1.0 billion bond due in 2014. In January 2010, the Republic issued a USD 2.0 billion bond due in 2020. On March 29, 2011, the Republic issued a two-tranche bond totaling USD 3.75 billion due in 2021 and 2041. The issuance on March 29, 2011 was a record for the Republic in terms of size and demand.

External Public Debt Service and Schedule of Payments

Neither the Republic nor the NBH has ever defaulted on the payment of the principal of, or premium or interest on, any debt obligation issued by it.

The following table sets forth the schedule of payments on external public debt as of December 31, 2010:

Schedule of Payments on External Public Debt as of December 31, 2010(1)

						Other
						Monetary
		Central Bank			Forint	Institutions	Other
		and General	Central	General	Denominated	and Other	Monetary	Other
Date of Maturity	Total	Government	Bank	Government	Bonds	Sectors	Institutions	Sectors
	(EUR millions)

First quarter 2011	2,368	430	229	201	80	1,938	1,619	318
Second quarter 2011	3,665	1,207	2	1,205	201	2,457	1,605	853
Third quarter 2011	2,420	58	2	56	0	2,361	2,049	313
Fourth quarter 2011	4,939	3,305	2	3,303	185	1,634	1,224	410
2011	13,391	5,001	235	4,765	466	8,391	6,496	1,895
First quarter 2012	2,057	701	0	701	1	1,356	991	366
Second quarter 2012	3,052	1,372	0	1,372	439	1,681	1,288	393
Third quarter 2012	3,111	1,515	182	1,333	0	1,596	1,396	200
Fourth quarter 2012	3,690	2,342	182	2,160	300	1,348	948	400
2012	11,911	5,929	364	5,565	739	5,982	4,623	1,359
2013	11,678	7,154	798	6,357	989	4,524	3,258	1,265
2014	12,871	7,735	364	7,371	974	5,136	3,424	1,712
2015	6,208	2,690	51	2,639	1,138	3,518	1,200	2,318
2016	7,231	4,984	0	4,984	1,052	2,247	1,223	1,024
2017	5,814	3,236	0	3,236	1,100	2,578	693	1,885
2018	2,738	1,827	0	1,827	0	911	467	444
2019	1,353	819	0	819	668	534	289	245
2020	3,828	3,322	0	3,322	729	505	335	171
2021	349	28	0	28	0	321	160	161
After	4,657	1,906	0	1,906	248	2,751	1,082	1,670
Total	82,030	44,632	1,813	42,819	8,103	37,398	23,250	14,148

Source: NBH

Note:

(1)	Excluding: Direct investment, other capital.

Gross External Debt

The following table sets forth the distribution and maturity of gross external debt of the Republic as of December 31, 2010:

Gross External Debt(1)

	December 31, 2010
	Amount of	% Medium
	Debt	and Long
	(EUR millions)	(%)

Obligor
National Bank of Hungary (2)	6,613.0	27.4
The Republic (2)	45,473.8	94.2
Private sector (2)(3)	84,840.9	79.3
Total(2)(3)	136,927.8	81.7
Financial derivative liabilities	4,363.9
Entire economy (including financial derivative liabilities)	141,291.7

Source: NBH

Notes:

(1)	In this table, external debt refers to obligations owed to non-resident entities.

(2)	External debt as defined in External Debt Statistics: Guide for Compilers and Users (IMF 2003). Financial derivatives are not included.

(3)	Direct investment debt liabilities included.

Selected Annual Balance of Payments (“BOP”) and International Investment Position (“IIP”) Figures and Debt Service Indicators of Hungary (BOP Basis)(1)

	2006	2007	2008	2009	2010
	(percent)

Debt Indicators(1)
Gross debt indicators
Gross external debt (excl. FDI other loans)/GDP	81.8	86.8	93.3	112.1	108.7
Of which: General government and central bank	34.3	34.4	37.1	50.7	52.9
Gross external debt denominated in foreign currencies (excl. FDI other loans)/GDP	41.0	42.5	78.0	96.0	91.2
Of which: General government and central bank	16.2	14.9	26.7	38.9	40.0
Gross external debt (incl. FDI other loans)/GDP	96.5	103.2	116.1	146.6	139.0
Net debt indicators
Net external debt (excl. FDI other loans)/GDP	37.5	43.9	50.8	55.4	51.6
Of which: General government and central bank	15.6	17.0	13.3	15.9	16.8
Net external debt denominated in foreign currencies (excl. FDI other loans)/GDP	14.4	16.7	37.8	42.1	37.2
Of which: General government and central bank	(2.1)	(1.4)	3.4	5.0	5.1
Net external debt (incl. FDI other loans)/GDP	44.8	49.7	54.5	63.0	57.5
Debt Service Indicators
Total debt service denominated in foreign currencies (TDS) (excl. FDI other loans(2)/GDP	9.6	10.0	14.0	20.9	19.1
Total debt service denominated in foreign currencies (TDS) (excl. FDI other loans(2)/XGS	12.5	12.4	17.2	27.1	22.2
Gross interest expenditure (excl. FDI other loans) GDP	2.8	3.2	4.2	3.9	3.4
Net interest expenditures (excl. FDI other loans) GDP	1.6	1.8	2.7	2.4	2.1
Memorandum
GDP(3) (Euro millions)	89,837	100,755	106,391	92,862	98,502
Exports of goods and services (XGS) (Euro millions)	69,247	80,946	86,558	71,697	84,766
Net external financing capacity/GDP	(6.8)	(6.2)	(6.4)	1.6	3.9
International reserves (RES) (Euro millions)	16,397	16,385	24,040	30,677	33,674

Source: NBH

Notes:

(1)	External debt as defined in External Debt Statistics: Guide for Compilers and Users: equity and financial derivative instruments are excluded.

(2)	(TDS) Medium-term credit amortization and gross interest expenditures.

(3)	GDP figures for 2009-2010 are preliminary data of CSO.

Financial System

On April 5, 2011, Moody’s Investors Service downgraded the standalone bank financial strength ratings of five Hungarian banks, which has resulted in the downgrade of those banks’ deposit and debt ratings. These banks are: K&H Bank, Budapest Bank, FHB Mortgage Bank, Erste Bank Hungary and MKB Bank.

For two other banks, OTP Bank and OTP Mortgage Bank, Moody’s has downgraded the local-currency deposit ratings, and downgraded the foreign-currency debt ratings for OTP Bank. Moody’s indicated that overall, the rating actions reflect two major concerns for the Hungarian banking system, namely (i) sustained deterioration in asset quality, driven by the foreign-currency exposures in retail mortgage and commercial real-estate portfolios; and (ii) declining net profits.

USE OF PROCEEDS

The Republic will use the net proceeds from the sale of the Notes for general funding purposes. The Republic estimates the net proceeds will be approximately $520,685,000, after deducting its estimated expenses of $150,000.

DESCRIPTION OF THE NOTES

This Prospectus Supplement describes the terms of the Notes in greater detail than the Prospectus and may provide information that differs from the Prospectus. If the information in this Prospectus Supplement differs from the Prospectus, you should rely on the information in this Prospectus Supplement.

General

The Notes are to be issued pursuant to a Fiscal Agency Agreement (the “Fiscal Agency Agreement”) dated as of January 29, 2010 among the Republic, Citibank, N.A., as fiscal agent (the “Fiscal Agent”), and as paying agent (the “Paying Agent” and, together with the Fiscal Agent, the “Agents”). The following statements and the statements under “Description of the Debt Securities” in the Prospectus briefly summarize some of the terms of the Notes and the Fiscal Agency Agreement. Such statements are qualified in their entirety by reference to the Fiscal Agency Agreement and to the form of Global Note, described below, to be filed by the Republic with the Commission.

The Notes, issued in an aggregate principal amount of US$500,000,000, bear interest at the rate of 7.625% per annum and mature on March 29, 2041. Interest on the Notes is payable semi-annually on March 29 and September 29 of each year, commencing September 29, 2011, to the persons in whose names the Notes are registered at the close of business on the fifteenth day (whether or not a business day) preceding such payment date. If a payment date falls on a day which is not a business day, payment will be made on the next succeeding business day. Interest payable on a particular interest payment date will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

The Notes will be a further issuance of, will be fully fungible with, rank equally with, and form a single issue and series with, the Republic’s US$750,000,000 7.625% Notes due 2041 which were issued on March 29, 2011. The total principal amount of the previously issued Notes and the Notes now being issued will be US$1,270,833.33.

The Notes constitute direct, unconditional, general and unsecured obligations of the Republic and will rank at least equally in right of payment with all present and future unsecured and unsubordinated general obligations of the Republic on or after the date the debt securities are issued, except for such obligations as may be preferred by mandatory provisions of applicable law. The full faith and credit of the Republic has been pledged for the due and punctual payment of all principal and interest on the Notes. The Republic will give no preference to one obligation over another on the basis of priority of issue date or currency of payment.

The Notes are collective action securities and contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to the Republic’s outstanding securities governed by New York law. These provisions are described in the section “Description of the Debt Securities” in the Prospectus. Under these provisions the Republic may amend payment and other key provisions of the Notes, including the principal amount and interest rate, with the approval of less than all the holders of the Notes.

The Notes are not redeemable prior to maturity and are not entitled to the benefit of any sinking fund. At maturity, the Notes will be redeemed at par. Nevertheless, the Republic may at any time repurchase the Notes at any price in the open market or otherwise. The Republic may hold or resell the Notes it purchases or may surrender them to the Fiscal Agent for cancellation.

Further Issues

The Republic may, without the consent of the holders of the Notes, issue additional Notes having the same ranking and the same interest rate, maturity and other terms as the Notes even if further such additional Notes have original issue discount for U.S. federal income tax purposes and even if doing so may adversely affect the value of the original Notes. Any additional Notes, together with the Notes, will constitute a single series of notes under the Fiscal Agency Agreement.

Other Terms

For other terms of the Notes, including the negative pledge covenant and events of default, see “Description of the Debt Securities” in the Prospectus.

Fiscal Agent

The Fiscal Agency Agreement will govern the duties of the Agents. The Republic may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the Agents.

The Fiscal Agent is an agent of the Republic, not a trustee for the holders of the Notes, and does not have the responsibility or duty to act for the holders as would a trustee.

Form, Denomination and Registration

The statements set forth in this Prospectus Supplement in this subsection and in the subsections entitled “—Payment” and “—Global Clearance and Settlement” include summaries of certain rules and procedures of The Depository Trust Company (“DTC”), Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, S.A. (“Clearstream”) that affect transfers of interests in the Notes.

The Notes will be issued in the form of one or more fully registered global notes (the “Global Notes”) which will be deposited with, or on behalf of, DTC (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Beneficial interests in the Global Notes, which will be in minimum denominations of US$2,000 and integral multiples thereof, will be represented in, and transfer of such beneficial interests will be effected through, book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository (“participants”). Investors may elect to hold interests in the Global Notes through the Depository or and its participants, including Euroclear or Clearstream, if they are participants of such systems, or indirectly through organizations which are participants in such systems. Euroclear and Clearstream will hold interests on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositaries (“U.S. Depositaries”), which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depository. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee. Except under circumstances described below, the Notes will not be issuable in definitive form. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Notes.

So long as the Depository or its nominee is the registered owner of the Global Notes, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Notes for all purposes under the Fiscal Agency Agreement. Except as provided below, owners of beneficial interests in the Global Notes will not be entitled to have Notes represented by the Global Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or holders thereof under the Agency Agreement.

The Depository advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the U.S. Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934 (the “Exchange Act”). The Depository holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depository. Access to the Depository’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

According to the Depository, the foregoing information with respect to the Depository has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Euroclear advises that it was created in 1968 to hold securities for its participants (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by Euroclear.

Euroclear also advises that investors that acquire, hold and transfer interests in the Notes by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the Global Notes.

Under Belgian law, the Euroclear Operator is required to pass on the benefits of ownership in any interests in securities on deposit with it (such as dividends, voting rights and other entitlements) to any person credited with such interests in securities on its records.

Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to the Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by Clearstream.

Individual certificates in respect of Notes will not be issued in exchange for the Global Notes, except in very limited circumstances. If DTC or each of Euroclear and Clearstream notifies the Republic that it is unwilling or unable to continue as a clearing system in connection with the Global Notes or, in the case of DTC only, DTC ceases to be a clearing agency registered under the Exchange Act, and in each case a successor clearing system is not appointed by the Republic within 90 days after receiving such notice from Euroclear, Clearstream or DTC or on becoming aware that DTC is no longer so registered, the Republic will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the Notes represented by such Global Notes upon delivery of such Global Notes for cancellation.

Title to book-entry interests in the Notes will pass by book-entry registration of the transfer within the records of Euroclear, Clearstream or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the Notes may be transferred within Euroclear and within Clearstream and between Euroclear and Clearstream in accordance with procedures established for these purposes by Euroclear and Clearstream. Book-entry interests in the Notes may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfers of book-entry interests in the Notes between Euroclear and Clearstream and DTC may be effected in accordance with procedures established for this purpose by Euroclear, Clearstream and DTC.

Payments

Principal and interest payments on Notes registered in the name of the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Notes. The principal of and interest on the Notes will be payable in U.S. dollars or in such other coin or currency of the Unites States of America as at the time of payment is legal tender for the payment therein of public and private debts. None of the Republic, the Fiscal Agent, the Paying Agent or any paying agent or registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial interests.

The Republic expects that the Depository for the Notes or its nominee, upon receipt of any payment of principal or interest, will credit the participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of the Depository or its nominee. The Republic also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

Global Clearance and Settlement

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds using the Depository’s Same-Day Funds Settlement System. Secondary market trading between Euroclear Participants and/or Clearstream Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Euroclear or Clearstream Participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system in the U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Euroclear Participants and Clearstream Participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of Notes received in Euroclear or Clearstream as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Notes settled during such proceeding will be reported to the relevant Euroclear or Clearstream Participants on such business day. Cash received in Euroclear or Clearstream as a result of sales of Notes by or through a Euroclear Participant or a Clearstream Participant to a DTC Participant will be received with value on the Depository settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in the Depository.

Although the Depository, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depository, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Replacement of the Notes

Should any definitive Note be mutilated, lost, stolen or destroyed, it may be replaced on such terms as to evidence and indemnity as the Republic may require. Mutilated Notes must be surrendered before replacement therefor will be issued. Application for replacement may be made only by the registered holder of the Notes and shall be made at the specified office of the Fiscal Agent set out at the end of this document.

Notices

All notices regarding the Notes will be published in a daily newspaper of general circulation in London for so long as the Notes are listed on the London Stock Exchange and the rules of the London Stock Exchange so require. If at any time publication in any such newspaper is not practicable, notices will be valid if published in such English language newspaper with general circulation in the respective market regions as we shall determine. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made.

TAXATION

The following describes certain anticipated tax consequences resulting from the ownership of the Notes. This summary does not cover all the possible tax consequences relating to the ownership of the Notes and is not intended as tax advice to any person. This description is based on laws, regulations and interpretations as now in effect and available as of the date of this prospectus. The laws, regulations and interpretations, however, may change at any time, and any change could be retroactive to the date of issuance of the Notes.

Hungarian Taxation

The following is a general discussion of certain Hungarian tax consequences of the acquisition, ownership and disposition of the Notes by the holders. It does not purport to be a comprehensive description of all tax considerations, and, in particular, does not consider any specific facts or circumstances that may apply to a particular holder. This summary is based on the laws of Hungary currently in force and as applied on the date of this prospectus which are subject to change, possibly with retroactive effect.

Prospective holders are advised to consult their own tax advisers as to the tax consequences of the acquisition, ownership and disposition of the Notes, including the effect of any state or local taxes, under the tax laws of Hungary and each country of which they are residents.

Non-Hungarian Tax Residents

Holders other than individuals.  As of January 1, 2011, withholding tax liability of non-Hungarian tax resident holders other than individuals has been abolished.

Individual holders.  Individual non-Hungarian tax resident holders are subject to tax in Hungary only with respect to their Hungarian source income. Interest paid by the Republic with respect to the Notes is regarded as Hungarian source income and is subject to 16% withholding tax as interest paid in respect of a debt security offered to the public. Recipients who are tax residents of member states of the European Union are exempt from withholding tax, disbursers of the interest (proceed), however, are required to provide information to the authorities on the beneficial owner and the interest paid. Also, any applicable tax treaty may exempt a recipient from the withholding tax or may reduce the applicable withholding tax rate. Individuals exempt from withholding tax or claiming the application of a reduced withholding tax rate shall be required to furnish the disburser with the prescribed tax residency certificate and a certificate of beneficial ownership. If more tax is withheld than prescribed by the law, the recipient may apply for a refund at the Hungarian tax authority. The tax authority shall also require a certificate of tax residence and beneficial ownership. If the interest is paid by a payer not qualifying as a disburser, recipients who are not tax exempt have to file a tax return and pay the tax within 30 days of the receipt of the interest.

Transfer Tax

Other than by way of contract on inheritance, the sale or other disposition of the Notes, as well as the purchase or receipt of the Notes, are not subject to transfer taxes or stamp duties in Hungary. The receipt of the Notes may only subject holders to Hungarian transfer tax when the Notes are transferred gratuitously (by way of gift or otherwise for no consideration) and are delivered within Hungary. Effective from January 1, 2009, inheritance of debt securities issued by the Republic is exempt from inheritance tax.

Hungarian Tax Residents

Non-individual Hungarian tax residents are corporate and non-corporate organizations incorporated (established) under Hungarian laws or those having their place of management in

Hungary. Individual Hungarian tax residents are persons: (i) who are citizens of Hungary, (ii) whose stay in Hungary exceeds 183 days within a calendar year, (iii) who have a home permanently available solely in Hungary, or (iv) whose centre of vital interests is in Hungary, if they do not have a permanent home in Hungary or have such place both in Hungary and in other jurisdictions.

Interest on debt securities paid to both individual and non-individual Hungarian tax residents is characterized as interest income and is subject to Hungarian corporate and personal income tax in general.

United States Federal Income Tax Considerations

United States Treasury Circular 230 Notice

Any U.S. federal taxation discussion in this prospectus supplement was not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding U.S. federal tax penalties that may be imposed on the taxpayer. Any such tax discussion was written to support the promotion or marketing of the Notes to be issued or sold pursuant to this prospectus supplement. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

Generally

The following is a summary of the principal U.S. federal income tax consequences of the acquisition, ownership and retirement of Notes by a holder thereof. This summary only applies to Notes held as capital assets and does not address, except as set forth below, aspects of U.S. federal income taxation that may be applicable to holders that are subject to special tax rules, such as:

•	financial institutions,

•	insurance companies,

•	real estate investment trusts,

•	regulated investment companies,

•	grantor trusts,

•	tax-exempt organizations,

•	dealers or traders in securities or currencies,

•	or to holders that will hold a Note as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes or that have a functional currency other than the USD.

Moreover, this summary does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition, ownership or retirement of Notes and does not address the U.S. federal income tax treatment of holders that do not acquire Notes as part of the initial distribution at their initial issue price or as part of a qualified reopening, as discussed below under the caption “Qualified Reopening.” Each prospective purchaser should consult its tax advisor with respect to the U.S. federal, state, and local, as well as non-U.S., tax consequences of acquiring, holding and disposing of Notes.

This summary is based on the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each as available and in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations which could affect the tax consequences described herein.

For purposes of this description, a U.S. holder of Notes (a “U.S. Holder”) is a beneficial owner of Notes who for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership organized in or under the laws of the United States, any State thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) that validly elects to be treated as a United States person for U.S. federal income tax purposes or (2)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of the Notes, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership.

A Non-U.S. Holder is a beneficial owner of Notes that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

Interest

Subject to the discussion below under the captions “Original Issue Discount” and “Qualified Reopening,” if you are a U.S. Holder, interest paid to you on a Note, including any additional amounts, will be includible in your gross income as ordinary interest income in accordance with your usual method of tax accounting. In addition, interest on the Notes will be treated as foreign source income for your U.S. federal income tax purposes.

Subject to the discussion below under the caption “U.S. Backup Withholding Tax and Information Reporting,” if you are a Non-U.S. Holder, payments to you of interest on a Note generally will not be subject to U.S. federal income tax unless the income is effectively connected with your conduct of a trade or business in the United States.

Pre-issuance Interest

If a Note is issued with pre-issuance accrued interest, if you are a U.S. Holder, you generally may elect to treat the Note, for U.S. federal income tax purposes, as having been issued for an amount that excludes the pre-issuance accrued interest. In that event, a portion of the first stated interest payment equal to the excluded pre-issuance accrued interest will be treated as a return of such pre-issuance accrued interest and will not be taxable to you or otherwise treated as an amount payable on the Note.

Effect of Hungarian Withholding Taxes

As discussed in “Hungarian Taxation,” under current law, payments of interest on the Notes to foreign investors are subject to Hungarian withholding taxes. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of Hungarian taxes withheld by the Republic with respect to a Note, and as then having paid over the withheld taxes to the Hungarian taxing authorities. As a result of this rule, the amount of interest income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of interest may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Republic with respect to the payment.

A U.S. Holder will generally be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Hungarian income taxes withheld by the Republic. U.S. Holders that are eligible for benefits under the double taxation treaty between the U.S. and Hungary (the “Treaty”) will not be entitled to a foreign tax credit for the amount of any Hungarian taxes withheld in excess of the zero withholding rate provided for under the Treaty, or with respect to which the holder is entitled to obtain a refund from the Hungarian taxing authorities. For purposes of the foreign tax credit limitation, foreign source income is classified in one of two “baskets”, and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Interest generally will constitute foreign source income in the “passive income” basket.

Sale, Exchange, or Retirement of Notes

If you are a U.S. Holder, upon the sale, exchange or retirement of a Note you will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or retirement, other than accrued but unpaid interest which will be taxable as such, and your adjusted tax basis in the Note. Your adjusted tax basis in a Note generally will equal the cost of the Note to you, increased by any amount of OID (as defined below) that you have included as income, and decreased (but not below zero) by any amortized premium (as described below) and by any cash payments of principal you may have received with respect to the Note. Any such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to the gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for the Notes exceeds one year. Any gain or loss realized on the sale, exchange or retirement of a Note generally will be treated as U.S. source gain or loss, as the case may be. The deductibility of capital losses is subject to limitations.

Subject to the discussion below under the caption “U.S. Backup Withholding Tax and Information Reporting,” if you are a Non-U.S. Holder, any gain realized by you upon the sale, exchange or retirement of a Note generally will not be subject to U.S. federal income tax, unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	if you are an individual Non-U.S. Holder, you are present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for the relevant taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s net investment income generally will include its interest income and its net gains from the disposition of a Note, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).

Information with Respect to Foreign Financial Assets

Under recently enacted legislation, individuals who own “specified foreign financial assets” with an aggregate value in excess of US$50,000 in taxable years beginning after

March 18, 2010 generally will be required to file information reports with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by certain financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties (this would likely include the Notes) and (iii) interests in non-U.S. entities.

Original Issue Discount

General

The following is a summary of the principal U.S. federal income tax consequences of the ownership of Notes issued with original issue discount (“OID”).

A Note, other than a Note with a term of one year or less (a “Short-Term Note”), will be treated as issued with OID (a “Discount Note”) if the excess of the Note’s “stated redemption price at maturity” over its issue price is equal to or more than a de minimis amount (0.25 per cent. of the Note’s stated redemption price at maturity multiplied by the number of complete years to its maturity). Generally, the issue price of a Note will be the first price at which a substantial amount of Notes included in the issue of which the Note is a part is sold to persons other than bond houses, brokers, or similar persons or organisations acting in the capacity of underwriters, placement agents, or wholesalers. The stated redemption price at maturity of a Note is the total of all payments provided by the Note that are not payments of “qualified stated interest.” A qualified stated interest payment is generally any one of a series of stated interest payments on a Note that are unconditionally payable at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods), or a variable rate (in certain circumstances), applied to the outstanding principal amount of the Note.

U.S. Holders of Discount Notes must include OID in income calculated on a constant-yield method before the receipt of cash attributable to the income, and generally will have to include in income increasingly greater amounts of OID over the life of the Discount Notes. The amount of OID includible in income by a U.S. Holder of a Discount Note is the sum of the daily portions of OID with respect to the Discount Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds the Discount Note. The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the Discount Note’s adjusted issue price at the beginning of the accrual period and the Discount Note’s yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Note allocable to the accrual period. The “adjusted issue price” of a Discount Note at the beginning of any accrual period is the issue price of the Note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Note that were not qualified stated interest payments.

Fungible Issue

The Republic may, without the consent of the holders of outstanding Notes, issue additional Notes with identical terms. These additional Notes, even if they are treated for non-tax purposes as part of the same series as the original Notes, in some cases may be treated as a separate series for U.S. federal income tax purposes. In such a case, the additional Notes may be considered to have been issued with OID even if the original Notes had no OID, or the additional Notes may have a greater amount of OID than the original Notes. These differences may affect the market value of the original Notes if the additional Notes are not otherwise distinguishable from the original Notes.

Qualified Reopening

Subject to the discussion below under the caption “Treatment of Premium,” if either (i) additional Notes are issued with no more than a de minimis amount of OID (as defined above) or (ii) additional Notes are issued within six months after the original issuance of the Notes and, on the date on which the price of the additional Notes is established (or, if earlier, the announcement date), the yield of the Notes originally issued on March 29, 2011 (based on their fair market value) is not more than 110 percent of the yield of those Notes on their issue date, then the issuance of the additional Notes should be treated as a “qualified reopening” of the Notes originally issued on March 29, 2011 within the meaning of the Treasury regulations governing OID on debt instruments (“OID Regulations”). To the extent that the reopening is treated as a qualified reopening for purposes of the OID Regulations, the Notes issued in such qualified reopening should be treated as having the same issue date and the same issue price as, and being fungible with, the Notes issued on March 29, 2011. Consequently, the issue price of all the Notes, including the Notes issued in the qualified reopening, for purposes of the OID Regulations should be the first price at which a substantial amount of the Notes issued on March 29, 2011 was sold to the public (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers).

Treatment of Premium

If your basis upon purchase of a Note (not taking into account accrued but unpaid interest) is greater than its principal amount, you will be considered to have purchased the Note at a premium. If you are a U.S. Holder, you generally may elect to amortize this premium over the term of the Note. If you make this election, the amount of interest income you must report for U.S. federal income tax purposes with respect to any interest payment date will be reduced by the amount of premium allocated to the period from the previous interest payment date to that interest payment date. The amount of premium allocated to any such period is calculated by taking the difference between (i) the stated interest payable on the interest payment date on which that period ends and (ii) the product of (a) the Note’s overall yield to maturity and (b) your purchase price for the Note (reduced by amounts of premium allocated to previous periods). If you make the election to amortize premium, you must apply it to the Note and to all debt instruments that you hold at the beginning of your taxable year in which you make the election and all debt instruments you subsequently purchase at a premium. This election may not be revoked without the consent of the IRS.

If you do not make the election to amortize premium on a Note and you hold the Note to maturity, you will have a capital loss for U.S. federal income tax purposes, equal to the amount of the premium, when the Note matures. If you do not make the election to amortize premium and you sell or otherwise dispose of the Note before maturity, the premium will be included in your adjusted tax basis in the Note as defined above under the caption “Sale, Exchange, or Retirement of Notes,” and therefore will decrease the gain, or increase the loss, that you otherwise would realize on the sale or other disposition of the Note.

U.S. Backup Withholding Tax and Information Reporting

We will report payments of principal, interest and any accrued OID on, and the proceeds of sale or other disposition of, Notes held by U.S. Holder by a U.S. paying agent or other intermediaries with certain connections to the United States to the IRS as may be required under applicable regulations. Backup withholding may apply to these payments and to accruals of OID if the U.S. Holder fails to provide a valid taxpayer identification number or, if required, certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations that, if required, certify exempt status) are not subject to backup withholding.

Payments of principal, interest and any accrued OID on, and the proceeds of sale or other disposition of, Notes by a U.S. paying agent or other intermediaries with certain connections to the United States to a holder of a Note that is not a U.S. Holder will not be subject to backup withholding tax and information reporting requirements if valid certification, if required, is provided by the holder to the payor and the payor does not have actual knowledge that the certificate is false.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder of a Note generally will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability as long as the holder provides the required information to the U.S. Internal Revenue Service in a timely manner.

United Kingdom Taxation

The comments below are of a general nature based on current United Kingdom law and HM Revenue & Customs practice and are not intended to be exhaustive. They assume that the Republic does not act through a permanent establishment in the United Kingdom in relation to the Notes. Any holders of Notes who are in doubt as to their own tax position should consult their professional advisers.

Interest on the Notes

On the basis that interest on the Notes is not expected to have a United Kingdom source, there will be no United Kingdom withholding tax.

Persons in the United Kingdom (i) paying interest to or receiving interest on behalf of another person who is an individual, or (ii) paying amounts due on redemption of any Notes which constitute deeply discounted securities as defined in Chapter 8 of Part 4 of the Income Tax (Trading and Other Income) Act 2005 to or receiving such amounts on behalf of another person who is an individual, may be required to provide certain information to HM Revenue & Customs regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries. However, in relation to amounts payable on the redemption of such Notes HM Revenue & Customs published practice indicates that HM Revenue & Customs will not exercise its power to obtain information where such amounts are paid or received on or before April 5, 2012.

EU Directive on the Taxation of Savings Income

The EU has adopted a Directive regarding the taxation of savings income. The Directive requires member states to provide to the tax authorities of other member states details of payments of interest and other similar income paid by a person to an individual or to certain other persons in another member state, except that Austria, Belgium and Luxembourg may instead impose a withholding system for a transitional period (subject to a procedure whereby, on meeting certain conditions, the beneficial owner of the interest or other income may request that no tax be withheld) unless during such period they elect otherwise. Belgium has changed to the provision of information system (rather than a withholding system) from January 1, 2010. A number of third countries and territories have adopted similar measures to the EU Directive.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and BNP Paribas have severally agreed to purchase from the Republic the following respective principal amounts of Notes listed opposite their name below at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement:

Principal
Amount of
Underwriters	Notes

Deutsche Bank Securities Inc.	$166,668,000
Citigroup Global Markets Inc.	$166,666,000
BNP Paribas	$166,666,000

Total	$500,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the Notes offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the Notes offered by this Prospectus Supplement if any of these Notes are purchased. If any underwriter defaults, the underwriting agreement provides that the commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The Republic has been advised by the representatives of the underwriters that the underwriters propose to offer the Notes to the public at the public offering price set forth on the cover of this Prospectus Supplement. If all the Notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

In addition, the Republic estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $150,000.

The Republic has agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

In connection with the offering, the underwriters may purchase and sell the Notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater principal amount of Notes than they are required to purchase in the offering. The underwriters may close out any short position by purchasing Notes in the open market. A short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the Notes in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of the Notes made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased Notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the Notes. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise.

The underwriters or their affiliates have performed commercial banking, investment banking and advisory services for the Republic from time to time for which they have received customary fees and reimbursement of expenses. The underwriters or their affiliates may, from time to time, engage in transactions with and perform services for the Republic in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

Notice to Investors

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (as defined below) (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of notes described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of notes described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive; provided that the placement exemption rules of the Prospectus Directive are implemented in accordance with the above, and if not, the relevant member state’s private placement rules shall apply.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the notes have not authorized and do not authorize the making of any offer of notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the notes described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the notes has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the notes to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The notes may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hungary

This Prospectus Supplement and the accompanying Prospectus has not been and will not be submitted to the Hungarian Financial Supervisory Authority and the Notes will not be offered in the Republic of Hungary in a public offer or a private placement as defined in the Act No. CXX of 2001 on the Capital Markets. Each Manager confirms its awareness of the above and represents that it has not offered or sold and undertakes that it will not offer or sell the Notes in the Republic of Hungary in a public offer or a private placement and will not offer the Notes for sale to the general public in the Republic of Hungary.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the

Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Italy

The offering of the Notes has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation. Each Manager has represented and agreed that any offer, sale or delivery of the Notes or distribution of copies of this Prospectus Supplement and the accompanying Base Prospectus or any other document relating to the Notes in the Republic of Italy will be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

Any such offer, sale or delivery of the Notes or distribution of copies of this Prospectus Supplement and the accompanying Base Prospectus or any other document relating to the Notes in the Republic of Italy must be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 58 of 24 February 1998, CONSOB Regulation No. 16190 of 29 October 2007 and Legislative Decree No. 385 of 1 September 1993 (in each case as amended from time to time); and

(ii) in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or any other Italian authority.

Notice to Prospective Investors in Japan

The notes offered in this prospectus supplement have not been registered under the Securities and Exchange Law of Japan. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

Certain legal matters with respect to the Notes will be passed upon on behalf of the Republic by Dr. Zsolt Szita Law Office, Hungarian counsel of the Government Debt Management Agency Pte Ltd., and by Arnold & Porter LLP, United States counsel for the Republic. Certain legal matters will be passed upon for the underwriters by Clifford Chance US LLP, United States counsel for the underwriters and by Lakatos, Köves and Partners, Hungarian counsel for the underwriters.

All statements in this Prospectus Supplement and the accompanying Prospectus with respect to matters of the law of Hungary have been passed upon by Dr. Zsolt Szita Law Office, Hungarian counsel of the Government Debt Management Agency Pte Ltd. In rendering their opinions, Arnold & Porter LLP will rely as to all matters of the law of Hungary upon the opinion of Dr. Zsolt Szita Law Office, and Clifford Chance US LLP will rely as to all matters of the law of Hungary upon the opinions of Dr. Zsolt Szita Law Office and Lakatos, Köves and Partners.

GENERAL INFORMATION

Listing and Clearance

Application will be made to list and trade the Notes on the London Stock Exchange.

The Notes have been accepted for clearance and settlement through DTC, Euroclear and Clearstream (CUSIP number 445545AF3, ISIN number US44554AF36, Common Code 061189734). The address of DTC is 55 Water Street, New York, NY 10041-0099, United States of America. The address of Euroclear is 1 Boulevard du Roi Albert II, B—1210 Brussels. The address of Clearstream is 42 Avenue JF Kennedy L-1855 Luxembourg.

Authorization

The issue and sale of the Notes have been authorized by the Minister for National Economy of the Republic on April 6, 2011 pursuant to the authority conferred upon him by (i) the Republic of Hungary Act No. CLXIX of 2010 on the budget of the Republic of Hungary for the year 2011 and (ii) the Republic of Hungary Act No. XXXVIII of 1992 on Public Finances.

Information included in this Prospectus Supplement that is identified as being derived from a publication of, or supplied by, the Republic or the Hungarian government or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of the Hungarian government.

Paying Agent

Citibank, N.A. has been appointed by the Republic as the Paying Agent with respect to the Notes. The Notes will be issued under the Fiscal Agency Agreement, dated January 29, 2010, among the Republic, Citibank, N.A., as the Fiscal Agent, and Citibank, N.A., as the Paying Agent.

Documents

Copies of this Prospectus Supplement, the accompanying Prospectus and the Fiscal Agency Agreement, so long as any of the Notes are outstanding, will be made available during normal business hours at the specified office of the Fiscal Agent set out at the end of this document.

Where You Can Find More Information

The Republic has filed its annual report for 2009 on Form 18-K (except for certain exhibits), as amended by Amendment No. 1 and Amendment No. 2 thereto, filed on Form 18-K/A, with the SEC electronically. The Republic’s SEC filings are available to the public on the SEC’s website at http://www.sec.gov.

Such annual report on Form 18-K, together with its exhibits and amendments filed with the SEC before the end of the offering of the Notes, is considered part of and incorporated by reference in this Prospectus Supplement.

PROSPECTUS

Republic of Hungary

Debt Securities

We may offer up to U.S.$5,000,000,000 of our debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The securities will be direct, unconditional, unsecured and general obligations of the Republic of Hungary. The securities will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Republic of Hungary and will be backed by the full faith and credit of the Republic of Hungary.

We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement, including any information incorporated herein or therein by reference, carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offence.

The date of this Prospectus is February 17, 2011

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that the Republic of Hungary (the “Republic”) filed with the Securities and Exchange Commission (the “SEC”) under a “shelf” registration process. Under this shelf process, the Republic may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of U.S.$5,000,000,000. This prospectus provides you with basic information about the Republic and a general description of the debt securities the Republic may offer. Each time the Republic sells debt securities under this shelf process, it will provide a prospectus supplement that will contain updated information about the Republic, if necessary, and specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement, including any information incorporated herein or therein by reference. References herein to the prospectus are also to the prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus and any prospectus supplement include or may include forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933. All statements other than statements of historical facts included in this prospectus or in a prospectus supplement regarding (among other things) the Republic’s economy, fiscal condition, politics, debt or prospects, may constitute forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “could,” “should,” “would” or similar terminology. Such statements include, but are not limited to, statements in this prospectus which refer to:

•	expected budget for any future fiscal year of the Republic;

•	estimated future budget deficits;

•	future deregulation of prices;

•	future privatizations and revenues from them;

•	future development of the current account deficit;

•	future GDP growth or contraction, as applicable;

•	future development and sustainability of health care and pension systems;

•	the Convergence Programme, future participation of Hungary in ERM II, and the future introduction of the Euro as the official Hungarian currency; and

•	expected future payments on public debt.

By their nature, forward-looking statements involve risk and uncertainty, and other factors described in the context of such forward-looking statements could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although the Republic believes that expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to have been correct.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Republic files Annual Reports on Form 18-K with the SEC on a voluntary basis. The Republic’s Annual Report on Form 18-K for the fiscal year ended December 31, 2009 (File Number 033-49294-01) filed with the SEC on November 30, 2010 and Amendment No. 3 to the

Republic’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (File Number 033-49294-01), also filed with the SEC on November 30, 2010, are hereby incorporated by reference into this prospectus and any accompanying prospectus supplement. Each Annual Report on Form 18-K (including all exhibits to the Annual Report) and any amendments to the Form 18-K on Form 18-K/A (including all exhibits) filed with the SEC by the Republic on or subsequent to the date of this prospectus and prior to the termination of any offering of the debt securities will be deemed to be incorporated by reference into this prospectus and into any accompanying prospectus supplement and to be a part of this prospectus and of any prospectus supplement from the date of the filing of the Form 18-K or Form 18-K/A and will supersede and replace any prior Form 18-K. As used in this prospectus, the term “Annual Report” will refer to any Form 18-K incorporated in this prospectus not superseded or replaced by operation of the preceding sentence.

Any statement in this prospectus or contained in a document that is incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus or any accompanying prospectus supplement to the extent that a statement contained in the accompanying prospectus supplement or in any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement modified or superseded will not be deemed, except as modified or superseded by a document incorporated by reference into this prospectus, to constitute a part of this prospectus or any accompanying prospectus supplement.

Any person receiving a copy of this prospectus may obtain, without charge, upon request, a copy of any of the documents incorporated by reference into this prospectus, except for the exhibits to documents incorporated by reference into this prospectus (other than exhibits expressly incorporated by reference into those documents). Requests for documents incorporated by reference into this prospectus should be directed to the Consulate General of the Republic of Hungary in New York at 223 East 52nd Street, New York, NY 10022.

DATA DISSEMINATION

The Republic is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard, or “SDDS”, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released, the so-called “Advance Release Calendar”. For the Republic, precise dates or “no-later-than dates” for the release of data under the SDDS are disseminated no later than 12 months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standard Bulletin Board. The Internet website is located at http://dsbb.imf.org/Applications/web/sddscountrycategorylist/?strcode=HUN. The website and any information on it are not part of this prospectus. All references in this prospectus to this website are inactive textual references to this URL, or “uniform resource locator”, and are for your information only.

WHERE YOU CAN FIND MORE INFORMATION

The Republic files an annual report on Form 18-K with the SEC. The annual report includes financial, statistical and other information concerning the Republic. You can inspect and copy this report at the Office of Investor Education and Advocacy maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC’s Office of Investor Education and Advocacy. You can also obtain copies of the annual report at prescribed rates from the SEC’s Office of Investor Education and Advocacy. All filings made after November 4, 2002 are also available online through the SEC’s

EDGAR electronic filing system. Access to EDGAR can be found on the SEC’s website at www.sec.gov.

ENFORCEMENT OF JUDGMENTS

It may be difficult for investors to obtain or enforce judgments against the Republic. The Republic is a foreign sovereign. Foreign sovereigns are generally immune from lawsuits and from the enforcement of judgments under U.S. law. Foreign sovereigns may waive this immunity and limited exceptions to this rule are spelled out in the U.S. Foreign Sovereign Immunities Act of 1976.

The Republic will be submitting to the jurisdiction of courts present in New York City for lawsuits brought by investors on the debt securities. Thus, the Republic will specifically agree that these courts have the authority to try a case against it for these specific actions.

In addition, the Republic will waive its right to claim immunity for any lawsuits brought by investors in courts present in New York City or in any appropriate court in Hungary. This waiver of immunity will be limited. Such a waiver will constitute only a limited and specific waiver for the purposes of the debt securities and under no circumstances shall it be interpreted as a general waiver by the Republic or a waiver with respect to proceedings unrelated to the debt securities. Further, the Republic will not agree to waive its right to immunity with regard to:

•	actions brought against the Republic under U.S. federal securities laws or any state securities laws;

•	present or future “premises of the mission” as defined in the Vienna Convention on Diplomatic Relations signed in 1961;

•	“consular premises” as defined in the Vienna Convention on Consular Relations signed in 1963;

•	any other property or assets used solely or mainly for official state purposes in the Republic or elsewhere; and/or

•	military property or military assets or property or assets of the Republic related thereto.

Thus, the Republic may assert immunity to such actions. Investors may have a difficult time making any claims based upon such securities laws or enforcing judgments against the property described above.

In accordance with Regulation (EC) No 593/2008 of the European Parliament and of the Council of 17 June 2008 relating to contractual obligations (“Rome I”) (which is directly applicable to the Republic), in the case of contractual obligations in civil and commercial matters which fall under the scope of Rome I, Hungarian law recognizes that contracting parties may freely agree on a choice of foreign law whether or not it is the law of a Member State of the EU. In the case of contractual obligations which fall beyond the scope of Rome I, under Law-Decree No. 13 of 1979 on International Private Law of the Republic of Hungary, the parties may freely agree on a choice of a non-Hungarian jurisdiction and of foreign law in commercial matters provided that there is a substantial foreign element in their legal relationship. The agreed upon courts have exclusive jurisdiction, unless otherwise provided by the parties.

In accordance with Regulation (EC) No 864/2007 of the European Parliament and of the Council of 11 July 2007 relating to non-contractual obligations (“Rome II”) (which is directly applicable to the Republic), in the case of non-contractual obligations which fall under the scope of Rome II, Hungarian law also recognizes that contracting parties may freely agree on a choice of foreign law to govern non-contractual obligations arising out of or in connection with certain contractual obligations.

The Republic and the United States are not parties to any treaty regarding the enforcement of judgments. Under Hungarian law, a judgment of a court established in a country other than the Republic of Hungary may be enforced in the Hungarian courts, if: (i) the jurisdiction of the foreign court is legitimate under the rules of jurisdiction of Hungarian law; (ii) the decision is final under the foreign law under which it was made; (iii) there is reciprocity between Hungary and the state of the foreign court; and that (a) such judgment does not contravene the basic principles of public policy in the Republic of Hungary; (b) the losing party or its representative had proper or timely notice of the proceedings; (c) the proceedings in which the judgment was made did not seriously breach general principles of Hungarian procedural rules; (d) litigation between the same parties involving the same dispute was not commenced in Hungary prior to the initiation of the foreign litigation; and (e) Hungarian courts have not already determined the matter (res judicata). However, Hungarian courts must recognize and enforce judgments of a foreign court chosen by the parties in a commercial matter (in Hungarian: vagyonjogi határozat) even if there is no reciprocity between Hungary and the state of the foreign court, provided that the choice of forum by the parties is valid under the above-mentioned decree.

Following the Republic’s accession to the EU on May 1, 2004, Council Regulation 2001/44/EC on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters applies to judgments and their enforcement by and of courts in the Member States of the EU.

Hungary is a party to the New York Convention on the Recognition and the Enforcement of Foreign Arbitral Awards, dated June 10, 1958, and therefore the recognition and enforcement of the arbitration awards obtained in a country being a party to such treaty may be possible in Hungary, provided that such forum has been chosen and the provisions therein are not contrary to Hungarian public policy. However, unless otherwise provided in the applicable prospectus supplement for a given issue, the Republic has not agreed to arbitrate claims brought by investors relating to the debt securities.

Due to the above rules on enforcement, even if a U.S. court were to rule in an investor’s favor, such an investor may have in certain cases a difficult time collecting such amount in Hungary, the location of most of the Republic’s assets.

USE OF PROCEEDS

Unless otherwise indicated in the relevant prospectus supplement, the net proceeds from each sale of debt securities will be used for general financing purposes. The Republic may also issue securities in exchange for any of its outstanding securities.

DESCRIPTION OF THE DEBT SECURITIES

This is a brief summary of the terms and conditions of the debt securities and the related fiscal agency agreement. Copies of the debt securities and the fiscal agency agreement forms, which may differ from one series of debt securities to another, will be filed as exhibits to the registration statement that includes this prospectus. You should not assume this summary is complete and should rely primarily on the information found in the exhibits. Each time the Republic sells securities, the Republic will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any subsequent prospectus supplement, you should rely on the updated information in the prospectus supplement.

General

The Republic will issue the debt securities under a fiscal agency agreement between the Republic and a selected fiscal agent.

The Republic may issue the debt securities in one series or more, as it may authorize from time to time. The prospectus supplement for each such series will contain the following information:

•	designation, aggregate principal amount, any limitation on the aggregate principal amount, currency of denomination and payment, and authorized denominations;

•	price of the securities, expressed as a percentage of the principal amount at which the debt securities will be issued;

•	level and method of determining any interest rate(s);

•	any dates of interest rate payments and dates from which interest will accrue;

•	any index, price or formula used to set the amount of any payment of principal, premium or interest;

•	places where the principal, any premium and any interest will be payable;

•	the record dates, if any, for the determination of holders of debt securities to whom any interest or principal is payable;

•	any optional or mandatory redemption terms, or repurchase or sinking fund provisions;

•	whether the debt securities will be in bearer form and include any interest coupons, or in registered form, or both bearer and registered form, as well as restrictions on the exchange of one form for another and on the offer, sale and delivery of debt securities in bearer form; and

•	other specific information as needed.

Any debt securities offered by the Republic that are exchangeable for other debt securities or for shares, bonds or other obligations or securities of the Republic or any other person or body corporate formed or to be formed by the Republic will be described in the prospectus supplement relating to such debt securities.

The prospectus supplement for a given issue of debt securities will also provide information on the principal United States federal income and other tax consequences, if any, applicable to such debt securities.

If applicable, the prospectus supplement may also describe any Republic income tax consequences and special considerations applicable to that particular series of debt securities.

The Republic may issue the debt securities as discounted securities which either bear no interest or bear interest at a rate below market rates at the time of issue. These discounted debt securities may be sold at a substantial discount below the stated principal amount.

Status of the Debt Securities

The debt securities will be direct, unconditional, unsecured and general obligations of the Republic. Except as explained under the heading “Negative Pledge” below, the debt securities will rank at least equally in right of payment with all other unsecured and unsubordinated obligations of the Republic on or after the date the debt securities are issued, except for such obligations as may be preferred by mandatory provisions of applicable law. As of the date of this prospectus, there are no such provisions under Hungarian law providing for the preference of any such obligation. The debt securities will be backed by the full faith and credit of the Republic. The Republic will give no preference to one obligation over another on the basis of priority of issue date or currency of payment.

Payment

Unless otherwise specified in the applicable prospectus supplement, principal at maturity of a debt security will be payable at the office of the fiscal agent upon surrender of the debt security, and interest will be paid by check mailed to the registered holders of the debt securities. A registered holder of a debt security of a series, the aggregate principal amount of which equals or exceeds $1,000,000, may elect in writing to have interest paid to it by wire transfer in same-day funds to a bank account maintained by the holder in the United States. Notwithstanding anything above to the contrary, if the debt securities are to be issued in the form of global securities (as discussed below) payment of the principal of and interest on any such global debt securities will be made in accordance with the regular procedures established by the depository for those global debt securities.

If any date on which principal or interest or additional amounts is due to be paid is not a business day for the fiscal agent, the Republic may pay such principal or interest on the next succeeding business day and no interest shall accrue for such intervening period, provided however that if that next succeeding business day falls in the next calendar month, such payment of principal or interest will be payable on the first preceding business day. For this purpose, business day means a day on which commercial banks and foreign exchange markets are open for business and settle payments both in London and New York.

Any moneys held by the fiscal agent in respect of debt securities and remaining unclaimed for two years after those amounts have become due and payable shall be returned to the Republic, as provided and in the manner set forth in the debt securities. After the return of these moneys to the Republic, the holders of these debt securities may look only to the Republic for any payment.

Claims for payment of the principal amount of the debt securities shall become void ten years after such principal amount became due and payable. Claims for payment of interest on the debt securities shall become void five years after the relevant interest payment date on which the interest became due and payable.

Negative Pledge

As long as any debt security remains outstanding, the Republic will not allow any Security Interest to be established on any of the Republic’s or the National Bank of Hungary’s (“NBH”) assets or revenues, present or future, in order to secure (i) any Public External Indebtedness of the Republic having an original maturity of at least one year, or (ii) any Public External Indebtedness of the NBH having an original maturity of at least one year and incurred on or prior to December 31, 1998, unless the debt securities are secured equally and ratably to this external indebtedness.

For these purposes:

“External Indebtedness” means any obligation in respect of existing or future Indebtedness denominated or payable, or at the option of the holder thereof payable, in a currency other than the lawful currency of the Republic of Hungary. If at any time the lawful currency of the Republic of Hungary becomes the Euro, then External Indebtedness shall also include Indebtedness expressed in or payable or optionally payable in Euro, if (i) such Indebtedness was issued after the date on which the Euro became the lawful currency of the Republic of Hungary, and (ii) more than 50% of the aggregate principal amount of such Indebtedness was initially placed outside the Republic of Hungary.

“Public External Indebtedness” means External Indebtedness which: (i) is in the form of, or represented by, bonds, notes or other similar securities, and (ii) is, or may be, quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market.

“Indebtedness” means any indebtedness of any Person (whether incurred as principal or surety) for money borrowed.

“Person” means any individual, company, corporation, firm, partnership, joint venture, association, organization, state or agency of a state or other entity, whether or not having separate legal personality.

“Security Interest” means any lien, pledge, hypothecation, mortgage, security interest, charge or other encumbrance or arrangement which has a similar legal and economic effect, and, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction.

Governing Law

The debt securities will be governed by the laws of the State of New York, without regard to the conflicts of law principles of the State of New York (other than Section 5-1401 of the General Obligation Law of the State of New York), except for the Republic’s authorization and execution procedures and any other matters that must be governed by the laws of the Republic. The Republic will submit to the jurisdiction of any state or federal court in New York City for lawsuits brought by investors on the debt securities. Investors may also bring actions against the Republic in the appropriate Hungarian courts. The Republic will appoint the Consulate General of the Republic of Hungary in New York at 223 East 52nd Street, New York, New York, 10022, as its authorized agent to receive any process that may be served in an action brought by an investor.

Fiscal Agent

The fiscal agency agreement will govern the duties of the fiscal agent appointed by the Republic for each series of debt securities. The fiscal agent chosen for each series may not always be the same agent. The Republic may also maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

Please note that the fiscal agent is an agent of the Republic, not a trustee for the holders of the debt securities, and does not have the responsibility or duty to act for the holders as a trustee.

Payment of Additional Amounts

All payments made in respect of a debt security, including payments of principal and interest, to a holder of a debt security that is not a resident of the Republic, will be made by the Republic without withholding or deducting for or on account of present or future taxes, duties, levies or other governmental charges of whatever nature imposed or levied by the Republic or any political subdivision or taxing authority within the Republic (“Taxes”). In the event the Republic is required by law to deduct or withhold any such Taxes from payments, the Republic will pay such additional amounts as may be necessary so that the net amount received is equal to the amount provided for in the debt security to be paid in the absence of such deduction or withholding. A holder will not be paid any additional amounts, however, if the Tax is:

•	a Tax that would not have been imposed but for the holder’s present or former connection (or a connection of the holder’s fiduciary, shareholder or other related party) with the Republic, including being or having been a citizen or resident of the Republic or being or having been engaged in a trade or business or present in the Republic or having, or having had, a permanent establishment in the Republic;

•	imposed on a payment to an individual and is required to be made pursuant to the European Council Directive 2003/48/EC on taxation of savings income in the form on interest payments or any other Directive implementing the conclusions of the EU Council of Finance Ministers meeting of November 26 and 27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive;

•	imposed because the holder presents a debt security for payment more than thirty (30) days after the date on which the payment became due and payable;

•	an estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

•	a tax, assessment or other governmental charge which is payable other than by withholding;

•	a Tax that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning the holder’s nationality, residence or identity (or the nationality, residence or identity of the beneficial owner of the debt security), if the holder’s compliance is required by the laws of the Republic or of any political subdivision or taxing authority of the Republic to avoid or reduce such tax;

•	required to be withheld by any paying agent from a payment on the debt security if such payment can be made without such withholding by another paying agent; or

•	imposed as a result of any combination of the items listed above.

Furthermore, no additional amounts will be paid with respect to any debt security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that the settlor with respect to such fiduciary, partner or beneficial owner, as the case may be, would not have been entitled to payment of such additional amounts if they held the debt security themselves.

Events of Default and Acceleration; Collective Action Securities

The debt securities that the Republic will issue will be collective action securities. Collective action securities contain provisions regarding acceleration and future modification to their terms that may differ from those applicable to the Republic’s outstanding securities that are not designated as collective action securities, as follows:

Event of Default; Event of Acceleration.  For each series of debt securities:

•	an “event of default” means any of the following:

•	non-payment—the Republic fails to pay the principal of or interest on any debt security in the series for more than 30 days after payment is due; or

•	breach of other obligations—the Republic does not perform any of its other covenants under any debt security in the series for more than 60 days after the holder of the debt security has given written notice of the breach to the Republic at the fiscal agent’s corporate trust office;

•	an “event of acceleration” means any of the following:

•	failure to take action—any action, condition or any other thing which at any time is required to be taken, fulfilled or done in order: (A) to enable the Republic lawfully to enter into, exercise its rights and perform and comply with its obligations under and in respect of that series of debt securities, (B) to ensure that those obligations are legal, valid, binding and enforceable and (C) subject to their official translation into the Hungarian language, to make the debt securities admissible in evidence in the courts of the Republic of Hungary, is not taken, fulfilled or done within 30 days of receipt by the Republic of written notice thereof; or

•	invalidity—it becomes illegal for the Republic to perform any of its obligations under the debt securities or if these obligations become invalid and not remedied by the Republic within 30 days’ written notice thereof.

If an event of default or an event of acceleration occurs, all of the debt securities in the given series may, by written notice addressed and delivered by the holders of at least 25% of the aggregate principal amount of the outstanding debt securities in that series to the Republic at the office of the fiscal agent, be declared to be immediately due and payable, unless prior to such date the Republic shall have remedied the event of default or event of acceleration for all the debt securities in that series.

If the fiscal agent receives notice in writing from holders of at least 50% in aggregate principal amount of the outstanding debt securities in the given series and/or a resolution is passed at a meeting of the holders of the debt securities in that series, duly convened and held in accordance with the fiscal agency agreement, to the effect that the event(s) of default and/or event(s) of acceleration giving rise to a declaration of acceleration made pursuant to the conditions above is or are cured or is or are waived by them following any such declaration and that such holders request the fiscal agent to rescind the relevant declaration, the fiscal agent shall, by notice in writing to the Republic and the holders, rescind the relevant declaration whereupon it shall be rescinded and shall have no further effect.

For these purposes, “outstanding debt securities” in a given series does not include those debt securities in that series (if any) which are for the time being held by any person (including but not limited to the Republic) for the benefit of the Republic or by any public body owned or controlled, directly or indirectly, by the Republic.

The Republic is not obliged to provide investors with periodic evidence that there are no defaults and/or events of acceleration. Please also note that the fiscal agency agreement does not provide for the holders to be notified of the existence of an event of default or an event of acceleration or for any right to examine the debt securities register.

Meeting of Holders of Debt Securities; Modification.  The fiscal agency agreement contains provisions for convening meetings of holders of debt securities in a given series to consider matters relating to the debt securities in that series, including, without limitation, the modification of any provision of the terms of the debt securities in that series. Any such modification may be made if, having been approved in writing by the Republic, it is sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Republic and shall be convened by the fiscal agent upon the request in writing of holders holding not less than 10% of the aggregate principal amount of the outstanding debt securities in the given series. The quorum at any meeting of holders convened to vote on an Extraordinary Resolution will be two or more persons holding or representing not less than 50% of the aggregate principal amount of the outstanding debt securities in the given series or, at any adjourned meeting of holders, two or more persons being or representing holders, whatever the aggregate principal amount of the outstanding debt securities held or represented; provided, however, that any proposals relating to a Reserved Matter may only be sanctioned by an Extraordinary Resolution passed at a meeting of holders at which two or more persons holding or representing not less than 75% of the aggregate principal amount of the outstanding debt securities in that series or, at any adjourned meeting, 25% of the aggregate principal amount of the outstanding debt securities in the given series form a quorum. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the holders, whether present or not.

If a resolution is brought in writing, such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more holders.

To participate in a meeting of holders of debt securities, a holder of debt securities must obtain a proxy or voting certificate from the fiscal agent, as described in the fiscal agency agreement.

For these purposes:

“Extraordinary Resolution” means:

•	in relation to any Reserved Matter:

•	a resolution passed at a meeting of holders duly convened and held in accordance with the fiscal agency agreement by a majority consisting of not less than 75% of the aggregate principal amount of all outstanding debt securities in the given series; or

•	a resolution in writing signed by or on behalf of holders of not less than 75% of the aggregate principal amount of all outstanding debt securities in the given series; and

•	in relation to any other matter:

•	a resolution passed at a meeting of holders duly convened and held in accordance with the fiscal agency agreement by a majority consisting of not less than 66.67% of the aggregate principal amount of the outstanding debt securities in the given series which are represented at that meeting; or

•	a resolution in writing signed by or on behalf of holders of not less than 66.67% of the aggregate principal amount of all outstanding debt securities in the given series.

“Reserved Matter” means any proposal to:

•	change any date, or the method of determining the date, fixed for payment of principal or interest in respect of the debt securities in the given series, to reduce the amount of principal or interest payable on any date in respect of the debt securities in that series or to alter the method of calculating the amount of any payment in respect of the debt securities in that series on redemption or maturity or the date for any such payment;

•	effect the exchange or substitution of the debt securities in the given series for, or the conversion of the debt securities in that series into, shares, bonds or other obligations or securities of the Republic or any other person or body corporate formed or to be formed;

•	reduce or cancel the principal amount of the debt securities in the given series;

•	vary the currency or place of payment in which any payment in respect of the debt securities in the given series is to be made;

•	amend the status of debt securities in the given series;

•	amend the obligation of the Republic to pay additional amounts;

•	amend the events of default or the events of acceleration;

•	amend the law governing the debt securities in the given series, the courts to the jurisdiction to which the Republic has submitted in the debt securities in that series, the Republic’s obligation to maintain an agent for service of process in the United States or the Republic’s waiver of immunity, in respect of actions or proceedings brought by any holder of the debt securities in that series;

•	modify the provisions contained in the fiscal agency agreement concerning the quorum required at any meeting of the holders of the debt securities in the given series or any adjournment thereof or concerning the majority required to pass an Extraordinary Resolution or the percentage of votes required for the taking of any action;

•	change the definition of “Extraordinary Resolution” or “outstanding” in the conditions of the debt securities in the given series and/or fiscal agency agreement;

•	instruct any holder or committee appointed on behalf of all holders of the debt securities in the given series to withdraw, settle or compromise any proceeding or claim being asserted pursuant to the relevant condition of the debt securities in that series;

•	confer upon any committee appointed any powers or discretions which the holders of the debt securities in the given series could themselves exercise by Extraordinary Resolution; or

•	amend the definition of Reserved Matter.

For these purposes, “outstanding debt securities” in a given series does not include those debt securities in that series (if any) which are for the time being held by any person (including but not limited to the Republic) for the benefit of the Republic or by any public body owned or controlled, directly or indirectly, by the Republic.

The Republic and the fiscal agent may, without the vote or consent of any holder of debt securities of a series, amend the fiscal agency agreement for the purposes of:

•	curing any ambiguity, or of curing, correcting or supplementing any defective provision contained in the fiscal agency agreement; or

•	amending the fiscal agency agreement in any manner as the Republic or the fiscal agent may deem necessary or desirable, which is not inconsistent with the debt securities of that series and, as solely determined by the Republic, does not adversely affect the interests of any holder of debt securities of that series.

Representative Committee.  The holders of the debt securities in a series may, by a resolution passed at a meeting of holders duly convened and held in accordance with the fiscal agency agreement by a majority of at least 50% in aggregate principal amount of the debt securities in that series then outstanding, or by notice in writing to the fiscal agent signed by or on behalf of the holders of at least 50% in aggregate principal amount of the debt securities in that series then outstanding, appoint any persons as a committee to represent the interests of the holders if any of the following events shall have occurred:

•	an event of default or an event of acceleration;

•	any event or circumstance which would, with the giving of notice, lapse of time, the issuing of a certificate and/or fulfillment of any other requirement provided for become an event of default or an event of acceleration; or

•	any public announcement by the Republic, to the effect that the Republic is seeking or intends to seek a restructuring of that series of debt securities (whether by amendment, exchange offer or otherwise).

Such committee in its discretion may, among other things, (i) engage legal advisers and financial advisers to assist it in representing the interests of the holders, (ii) adopt such rules as it considers appropriate regarding its proceedings and (iii) enter into discussions with the Republic and/or other creditors of the Republic.

Further Issues of Debt Securities of a Series

The Republic may from time to time, without the consent of holders of the debt securities of any series, create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series even if such additional debt securities have original issue discount for U.S. federal income tax purposes and even if doing so may adversely affect the value of the debt securities of that series. Such additional debt securities, together with the debt securities of that series, will constitute a single series of debt securities under the fiscal agency agreement.

Global Securities

If specified in a prospectus supplement, the Republic will issue the debt securities as one or more fully registered global securities to be deposited with or on behalf of The Depository Trust Company, New York, New York (“DTC”), its nominee and/or one or more depositories named in the prospectus supplement, such as the Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, S.A., Luxembourg (“Clearstream, Luxembourg”).

DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the U.S. Federal Reserve System, a “clearing corporation” as defined by the

New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities of its participants and facilitates clearance and settlement of securities transactions through electronic book-entry changes in its participants’ accounts. This eliminates the need to exchange certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC are on file with the SEC and the DTC agrees and represents to its participants that it will administer its book-entry system accordingly.

The issuance of global securities by the Republic means the Republic will not issue certificates to each holder. A global security will be registered in the name of the related depository or its nominee, who will keep computerized records of its participants (such as the holder’s broker) whose clients have purchased the debt securities. The participant will keep a record of its clients who purchased the debt securities. Except as explained below or in an applicable prospectus supplement, a global security may be transferred only in whole and only to the appropriate depository or its nominee.

While the relevant prospectus supplement will describe the specific terms of the depository arrangement for any portion of a series of debt securities represented by a global security, the Republic anticipates that the following provisions will apply to all depository arrangements.

After a global security is issued, the Republic expects that the depository or nominee will credit on its electronic system the principal amounts of the debt securities represented by the global security to the accounts of its “participants,” i.e., institutions that have accounts with the depository or nominee. Only participants or persons that may hold interests through participants may own beneficial interests in a global security. These beneficial interests will be shown on, and transfers of global securities will be made only through the records maintained by the depository and its participants. Please note that laws in certain states require that purchasers must acquire securities in physical form (i.e., certificates). Such limitations may prevent certain investors from owning, transferring or pledging a beneficial interest in a global security.

The Republic will provide the fiscal agent with payment of principal, any premium or interest due on the debt securities on an interest payment date or at maturity on that day. As soon as possible thereafter, the fiscal agent will make such payments to the depository or nominee that is the registered owner of the global security representing the particular debt securities according to arrangements made between the fiscal agent and the depository. The Republic will treat the depository or its nominee as the owner for all purposes. Therefore, neither the Republic nor the fiscal agent will have any direct responsibility or liability for payments made on account of beneficial ownership interests of a global security or for maintaining or reviewing the related records.

After receiving payment of any principal or interest, the depository will credit the accounts of the participants on the payment dates according to their respective holdings of beneficial interests in the global securities as shown in the relevant records. Payments by participants to owners of beneficial interests in the global securities will be governed by the customary practices between the participants and owners of beneficial interests in “street name.” However, payments will be the responsibility of the participants and not of the depository or the Republic.

As long as a depository or nominee is the registered owner of a global security, it will continue to be considered the sole owner and holder of the debt securities represented by the global security. Except for cases outlined in this section or in a prospectus supplement, owners of beneficial interests in a global security:

•	may not have the debt securities represented by the global security registered in their names;

•	will not receive or be entitled to receive debt securities in certificate form through exchange or some other manner; and

•	will not be considered the owners or holders of any debt securities represented by a given global security.

Accordingly, investors owning a beneficial interest in a global security must rely on participants of the depository to exercise any of their rights under the debt securities. Participants must in turn rely upon the procedures of the depository. Under current industry practice, if the owner of a beneficial interest desired to take any action that the depository or its nominee would have the right to take as the holder of the global security, the depository would authorize the participant to take such an action and the participants would then authorize beneficial owners to do the same or would otherwise follow the instructions of the owner of the beneficial interest.

Unless stated otherwise in a prospectus supplement, no global security may be transferred, except in whole and not in part, and only by the related depository to a nominee of such depository or by a nominee of such depository to such depository or any other nominee of such depository

Notwithstanding the foregoing, under the following conditions, debt securities represented by a global security may be exchanged for debt securities in certificate form in denominations specified in the applicable prospectus supplement:

•	if the depository or each of Euroclear and Clearstream, Luxembourg notifies the Republic that it is unwilling or unable to continue as depository or if the depository ceases to be a clearing agency registered under applicable law and a replacement depository is not appointed;

•	the Republic decides not to have all of the debt securities of the series represented by the global security;

•	if there is a continuing actual or potential event of default that would allow the holders of the related debt securities to declare their principal and interest immediately due and payable; or

•	in such other events as may be specified in a prospectus supplement.

Any debt security that is exchangeable under the above conditions may be exchanged for debt securities in certificate form registered in the names specified by the depository. Debt securities that have been exchanged may be presented for registration of transfer or exchange at the office of the fiscal agent in London or Luxembourg. Subject to the above, a global security is not exchangeable, except for a global security or global securities of the same aggregate denominations to be registered in the name of the depository or its nominee.

PLAN OF DISTRIBUTION

This summary plan of distribution will be supplemented by a description of the particular offering and its terms and conditions in a prospectus supplement issued for each series of the debt securities. Each such prospectus supplement will include the following information:

•	names and addresses of any underwriters or agents;

•	price of the debt securities;

•	net proceeds received by the Republic from the sale of the debt securities;

•	discounts or other compensation to the underwriters;

•	discounts or concessions made to dealers;

•	security exchanges on which the debt securities may be listed.

The Republic may sell the debt securities:

•	through underwriters or dealers;

•	directly to one or more institutional purchasers; or

•	through agents.

By Underwriters

If underwriters are used in the sale, the debt securities will be acquired by the underwriters for their own account. The underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, either at a fixed public offering price or at varying prices set at the time of sale. The debt securities may be offered to the public either through underwriting syndicates represented by the managing underwriters or directly from syndicate members or designated dealers. Unless the applicable prospectus supplement states otherwise, certain conditions must be met before the underwriters will be obliged to purchase the debt securities and, once any debt securities are purchased, the underwriters must then purchase all of the debt securities offered in the prospectus supplement. Any initial public offering price and discounts or concessions made to dealers may be changed from time to time.

Direct Sales

The Republic may sell the debt securities directly to one or more institutional investors. In this case, no underwriters or agents would be involved.

By Agents

The Republic may sell the debt securities through agents. In this case, the prospectus supplement will give the name of the agents involved in the offer and sale of the debt securities and the commission the Republic will pay for the agent’s services. Unless the prospectus supplement indicates otherwise, the agent will use its best efforts to solicit purchases during the time of its appointment.

A prospectus supplement may also indicate that the Republic will authorize agents, dealers or underwriters to solicit offers from specified institutions to purchase the debt securities. These institutions would purchase the debt securities at the public offering price given in the prospectus supplement, plus accrued interest, on the basis of delayed delivery contracts providing for payment and delivery on one or more specified dates in the future. These contracts will be subject only to the conditions given in the prospectus supplement, which would also contain the commission payable for solicitation.

The Republic may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the United States Securities Act of 1933, or to contribute to any payments that the underwriters, dealers or agents may be required to make. Underwriters and agents may also engage in transactions with or perform services for the Republic in the ordinary course of their business.

Each series of the debt securities will be a new issue of the debt securities with no established trading markets. Underwriters, dealers and agents may, but need not, make a market in the debt securities and may discontinue market making at any time without notice. Neither the Republic nor any underwriters, dealers or agents can give any assurance as to the liquidity of the trading market for the debt securities.

VALIDITY OF THE SECURITIES

Certain legal matters with respect to the debt securities to be offered will be passed upon on behalf of the Republic by the special Hungarian counsel for the Republic to be named in a relevant prospectus supplement, and by the special United States counsel for the Republic to be named in a relevant prospectus supplement, and, if sold to or through underwriters, will be passed upon for such underwriters by their United States counsel to be named in the prospectus or prospectus supplements thereto. All statements in this prospectus with respect to matters of the law of Hungary have been passed upon by Dr. Zsolt Szita Law Office, Hungarian counsel to the Government Debt Management Agency Private Company Limited by Shares. In rendering its opinion, United States counsel will rely as to all matters of the law of Hungary upon the opinion of Dr. Zsolt Szita Law Office.

AUTHORIZED AGENT IN THE UNITED STATES

The authorized agent of the Republic in the United States is the Consulate General of the Republic of Hungary in New York at 223 East 52nd Street, New York, NY 10022.

OFFICIAL STATEMENTS AND DOCUMENTS

The information set forth herein and in the documents incorporated by reference relating to the Republic has been reviewed by Dr. György Matolcsy in his official capacity as the Minister of National Economy, being the Minister responsible for Public Finances, and is included herein on his authority.

The information for which the NBH has been cited as the source was provided by the NBH. The information for which the Ministry of National Economy is cited as the source was provided by the Ministry of National Economy of the Republic. The information for which the Government Debt Management Agency Private Company Limited by Shares is cited as the source was provided by the Government Debt Management Agency Private Company Limited by Shares.

ISSUER

REPUBLIC OF HUNGARY

Principal Office of Authorized Agent in the United States
Consulate General of Hungary
223 East 52nd Street
New York, NY 10022
United States of America

FISCAL AGENT, PAYING AGENT, TRANSFER AGENT AND REGISTRAR
Citibank, N.A.
Citigroup Centre, 21st Floor
Canada Square
Canary Wharf
London E14 5LB

LEGAL ADVISER TO THE REPUBLIC OF HUNGARY

As to United States Law Arnold & Porter LLP 399 Park Avenue New York, NY 10022 United States of America	As to Hungarian Law Dr. Zsolt Szita Law Office H-1015 Budapest Donáti u. 38 Hungary

LEGAL ADVISER TO THE UNDERWRITERS

As to United States Law Clifford Chance US LLP 31 West 52nd Street New York, NY 10019 United States of America	As to Hungarian Law Lakatos, Köves and Partners 1075 Budapest Madách út 14 Hungary

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not authorized anyone to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement or the accompanying Prospectus.

PROSPECTUS SUPPLEMENT

REPUBLIC OF HUNGARY

US$500,000,000
7.625% Notes Due 2041

Deutsche Bank Securities

BNP PARIBAS

Citi

Prospectus Supplement

April 6, 2011